GREAT-WEST

LIFECO INC.

06018588

November 9, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

SUPPL

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents:

- Notice of Intention to make a Normal Course Issuer Bid.
- Press Release dated October 18, 2006 announcing Great-West Lifeco to release third quarter results.
- Interim Comparative Financial Statements (unaudited) for the period ending September 30, 2006;
- Interim MD&A for the period ending September 30, 2006;
- CEO/CFO Certification dated November 1, 2006;
- Press Release dated November 1, 2006 announcing second quarter results;

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

PROCESSED
NOV 21 2006
THOMSON
FINANCIAL

Connie Neilson
Connie Neilson
Corporate Secretarial Specialist

dlw 11/20

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

N:\las\qtr\2006\2006-10DIV.doc

L509-01/02

GREAT-WEST LIFECO INC.

Stock Symbol – GWO.PR.E, GWO.PR.X

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Great-West Lifeco Inc. (the *"Corporation"*) hereby gives notice of its intention to make a normal course issuer bid (the *"Bid"*) to purchase, from time to time, if it is considered advisable, certain of its Non-Cumulative First Preferred Shares, Series D (the "*Series D Preferred Shares*") and Non-Cumulative First Preferred Shares, Series E (the "*Series E Preferred Shares*", the Series E Preferred Shares and Series D Preferred Shares hereafter collectively referred to as the "*Purchased Shares*") through the facilities and in accordance with the rules and policies of The Toronto Stock Exchange (the *"Exchange"*).

Shares Sought

The Corporation intends to purchase for cancellation, during the course of the Bid, up to but not more than 200,000 Series D Preferred Shares and 575,000 Series E Preferred Shares, representing 2.5% of the outstanding Series D Preferred Shares and 2.5% of the outstanding Series E Preferred Shares on August 24, 2006. As of August 24, 2006, the total number of outstanding Purchased Shares was 7,978,900 Series D Preferred Shares and 22,822,915 Series E Preferred Shares. Purchases of the Purchased Shares in any 30 day period will not exceed 2% of the respective number of issued and outstanding shares of each series of the Purchased Shares calculated as at the date of acceptance of this notice by the Exchange. Any Purchased Shares purchased by the Corporation under the Bid will be cancelled.

Duration

The Bid will commence on September 1, 2006 and will terminate on the earlier of:

i) November 30, 2006; and

ii) the date on which the maximum number of each series of the Purchased Shares has been purchased by the Corporation pursuant to the Bid.

Method of Acquisition

Purchases will be made on the open market through the facilities of the Exchange. Purchases of and payment for the Purchased Shares will be made by the Corporation in accordance with the requirements of the Exchange. The price which the Corporation will pay for any Purchased Shares acquired by it will be the market price of such shares at the time of acquisition. The Corporation has no present intention of purchasing shares of the Corporation other than by means of open market transactions or exempt offers during the period that the Bid is outstanding.

Consideration Offered

Each purchase made by the Corporation pursuant to the Bid will be made at a price which is not higher than the last independent trade of a board lot of such Purchased Shares.

Reasons for the Normal Course Issuer Bid

The Corporation utilizes the normal course issuer bid program to acquire the Purchased Shares in order to reduce the Corporation's overall use of financial leverage represented by debt and non-perpetual preferred shares.

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco Inc. to release third quarter results

Winnipeg, Oct. 18, 2006 . . . Great-West Lifeco Inc. will release its third quarter financial results on Wednesday, November 1, 2006.

The results will be discussed at a quarterly conference call and audio webcast at 3 p.m. (EDT) on November 1.

The audio webcast and slide presentation will be accessible on Great-West Lifeco's website following the release of the third quarter results, along with a printer-friendly version of the slide presentation, at this location:
http://www.greatwestlifeco.com/english/presentations/1_11_06.html

The one-hour call, hosted by company management, can also be accessed in listen-only mode by calling the following numbers:

- Participants in the Toronto area: 416-641-6130
- Participants from North America: 1-866-862-3912
- Participants from Overseas: Dial international access code first, then 1-800-9559-6849

A replay of the call will be available from November 1, 2006 until November 8, 2006 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3170774#).

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have more than $191 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

Exemption # 82-34728

GREAT-WEST
LIFECO INC.

QUARTERLY REPORT

9 MONTHS RESULTS

January 1 to September 30, 2006

E1138(09/06)-09/06

Quarterly Report to Shareholders

1 Letter to Shareholders
4 Management's Discussion & Analysis
  7 Consolidated Operating Results
  12 Consolidated Financial Position
  18 Segmented Operating Results
    18 Canada
    29 United States
    37 Europe
    44 Lifeco Corporate
45 Consolidated Financial Statements

For a description of forward-looking information and non-GAAP financial measures, see page 4.

Copies of this report are available at www.greatwestlifeco.com or by contacting the Secretary's Department at (204) 946-8366.

GREAT-WEST
LIFECO INC.

Quarterly Report January 1 to September 30, 2006

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at September 30, 2006 were approved by the Board of Directors at a meeting held today in Winnipeg.

Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $477 million for the three months ended September 30, 2006 compared to net income of $421 million reported a year ago. On a per share basis, this result represents $0.537 per common share for the three months ended September 30, 2006, an increase of 14% (24% on a constant currency basis) compared to $0.472 per common share for 2005.

For the nine months ended September 30, 2006, net income attributable to common shareholders was $1,384 million compared to $1,286 million reported a year ago. On a per share basis, this result represents $1.554 per common share for the nine months ended September 30, 2006, an increase of 8% (16% on a constant currency basis) compared to $1.443 per common share for 2005.

The 2005 results include restructuring charges and provisions for expected losses arising from hurricane damage which impacted earnings per common share in the quarter by $0.004 and $0.034, respectively, and for nine months by $0.019 and $0.034, respectively. Excluding these amounts, earnings per share for 2006 grew 5% in the quarter (15% on a constant currency basis), and 4% for nine months (12% on a constant currency basis).

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights

- On October 31, 2006, Great-West Life & Annuity Insurance Company (GWL&A) reached an agreement with Key Family of Companies in Indiana to acquire all of the outstanding shares of Indiana Health Network, Inc. (IHN), an Indiana-based hospital and physician network. GWL&A expects the transaction will close by December 31, 2006, will add nearly 75,000 members to GWL&A's healthcare division, and will be accretive to earnings in 2007.
- Quarterly dividends declared were $0.24 per common share payable December 29, 2006. Dividends paid on common shares for the nine months ended September 30, 2006 were 15% higher than a year ago.
- Earnings per common share for the third quarter of 2006 increased 14% (24% on a constant currency basis) compared to a year ago.
- Return on common shareholders' equity increased to 20.7% for the twelve months ended September 30, 2006 compared to 20.6% a year ago.
- Assets under administration at September 30, 2006 totalled $197.5 billion, up $20.1 billion from December 31, 2005 levels.

Consolidated net earnings for Lifeco are the net earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the third quarter of 2006 increased 9% to $221 million from $203 million at September 30, 2005. For the nine months ended September 30, 2006, earnings were up 11% to $670 million from $602 million at September 30, 2005.

Total sales for the nine months ended September 30, 2006 were $5.9 billion, an increase of 24% over September 30, 2005 levels.

Total assets under administration at September 30, 2006 were $91.7 billion, up $3.7 billion from December 31, 2005 levels.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the third quarter of 2006 in US $ decreased 6% to $110 million from $117 million at September 30, 2005. For the nine months ended September 30, 2006, earnings increased 1% to $339 million from $336 million at September 30, 2005. Translated to Canadian $, earnings for the nine months ended September 30, 2006 were $383 million compared to $445 million a year ago.

Total sales for the nine months ended September 30, 2006 were US $1,832 million, an increase of 7% over September 30, 2005 levels.

Total assets under administration of US $40.4 billion at September 30, 2006 were up $2.5 billion from December 31, 2005 levels.

EUROPE

Consolidated net earnings of the European segment of Lifeco include operating currencies in British Pounds Sterling £, Euros €, US $ and Canadian $. For the third quarter of 2006, on a constant currency basis, net earnings attributable to common shareholders increased 97% compared to September 30, 2005. For the nine months ended September 30, 2006, on a constant currency basis, earnings increased 36%. Translated to Canadian $, 2006 earnings were $129 million and $336 million for the third quarter and nine months respectively, compared to $75 million and $277 million for 2005.

Total sales for the nine months ended September 30, 2006 were Canadian $6.9 billion, an increase of 38% on a constant currency basis over September 30, 2005 levels.

Total assets under administration at September 30, 2006 were Canadian $60.5 billion, up $15.5 billion from December 31, 2005 levels.

CORPORATE

Corporate net earnings for Lifeco attributable to common shareholders were $5 million for the third quarter of 2006 and a net charge of $5 million for the nine months ended September 30, 2006 compared to net charges of $8 million and $38 million in 2005.

Corporate net earnings for Lifeco attributable to common shareholders in 2005 included restructuring costs related to the acquisition of Canada Life Financial Corporation of $4 million after-tax and $17 million after-tax for the third quarter and nine months, respectively.

GREAT-WEST
LIFECO INC.

CONSTANT CURRENCY

The translation of foreign currency denominated earnings to Canadian dollars in 2006 compared to 2005 and the expiry in 2005 of favourable forward foreign exchange contracts has resulted in a decrease in the Company's Canadian dollar equivalent earnings of approximately $103 million for the first nine months of 2006.

Adjusting for the negative impact of currency in 2006, earnings per common share for the third quarter and first nine months increased 24% and 16%, respectively.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.24 per share on the common shares of the Company payable December 29, 2006 to shareholders of record at the close of business December 1, 2006.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share,

all payable December 29, 2006 to shareholders of record at the close of business December 1, 2006.

Raymond L. McFeetors
President and Chief Executive Officer

November 1, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interim Report
For the nine months ended September 30, 2006

Dated: November 1, 2006

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months and nine months ended September 30, 2006 compared with the same periods in 2005. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, United States and Europe.

FORWARD-LOOKING INFORMATION

This report contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's MD&A, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings or sales on a constant currency basis", "earnings adjusted for the negative impact of currency", "adjusted net income", "earnings before adjustments", "net income before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average year-to-date rate. The rates employed are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
September 30, 2006	**$1.12**	**$1.13**	**$1.1300**
June 30, 2006	$1.12	$1.14	$1.1400
December 31, 2005	$1.17	$1.21	$1.3152
September 30, 2005	$1.16	$1.22	$1.3176
June 30, 2005	$1.23	$1.24	$1.3305
British pound			
September 30, 2006	**$2.09**	**$2.06**	**$2.0600**
June 30, 2006	$2.06	$2.04	$2.0400
December 31, 2005	$2.00	$2.21	$2.3272
September 30, 2005	$2.05	$2.26	$2.3214
June 30, 2005	$2.20	$2.31	$2.3072
Euro			
September 30, 2006	**$1.41**	**$1.41**	**$1.4100**
June 30, 2006	$1.42	$1.40	$1.4000
December 31, 2005	$1.38	$1.51	$1.6159
September 30, 2005	$1.40	$1.55	$1.6180
June 30, 2005	$1.48	$1.59	$1.6104

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. During the first nine months of 2005, gains net of tax of $41 million were recognized on these contracts. There are no contracts in place for 2006.

BUSINESSES OF LIFECO

Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial™ and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct primary business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West Life, GWL&A and their subsidiaries and may make other investments in the future.

Consolidated Operating Results

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 4,332**	$ 3,186	36%	**$ 12,471**	$ 11,530	8%
Self-funded premium equivalents (ASO contracts)	**1,732**	1,850	-6%	**5,537**	5,685	-3%
Segregated funds deposits:						
Individual products	**1,836**	1,410	30%	**6,005**	4,393	37%
Group products	**1,120**	1,222	-8%	**3,841**	3,772	2%
Total premiums and deposits	**9,020**	7,668	18%	**27,854**	25,380	10%
Fee and other income	**658**	606	9%	**1,982**	1,808	10%
Paid or credited to policyholders	**4,871**	3,650	33%	**13,831**	12,547	10%
Net income - common shareholders before adjustments (1)	**477**	455	5%	**1,384**	1,333	4%
Adjustments after tax (1)	**-**	34	-	**-**	47	-
Net income - common shareholders	**477**	421	13%	**1,384**	1,286	8%
Per common share						
Basic earnings before adjustments (1)	**$ 0.537**	$ 0.510	5%	**$ 1.554**	$ 1.496	4%
Adjustments after tax (1)	**-**	0.038		**-**	0.053	
Basic earnings after adjustments	**0.537**	0.472	14%	**1.554**	1.443	8%
Dividends paid	**0.240**	0.210	14%	**0.6875**	0.600	15%
Book value				**10.49**	9.49	11%
Return on common shareholders' equity (12 months)						
Net income before adjustments (1)				**20.7%**	21.2%	
Net income				**20.7%**	20.6%	
At September 30						
Total assets				**$ 115,968**	$ 101,084	15%
Segregated funds assets				**81,484**	73,033	12%
Total assets under administration				**$ 197,452**	$ 174,117	13%
Share capital and surplus				**$ 10,450**	$ 9,251	13%

(1) Net income, basic earnings per common share and return on shareholders' equity are presented before the following adjustments as a non-GAAP financial measure of earnings performance:
(a) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended September 30, 2005 includes restructuring costs related to the acquisition of $4 after tax, or $0.004 per common share. Shareholder net income for the nine months ended September 30, 2005 includes restructuring costs related to the acquisition of $17 after tax, or $0.019 per common share.
(b) Third quarter 2005 results include a charge of $30 after tax, or $0.034 per common share, related to provisions for expected losses arising from hurricane damage in 2005.

Lifeco's net income attributable to common shareholders for the nine months ended September 30, 2006, was $1,384 million compared to $1,286 million reported a year ago. On a per share basis, this result represents $1.554 per common share ($1.542 diluted) for the nine months ended September 30, 2006, an increase of 8% (16% on a constant currency basis) compared to $1.443 ($1.430 diluted) per common share for 2005.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue (1)	Net income - common shareholders			Adjusted net income - common shareholders (2)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2006	**Third quarter**	**$ 6,567**	**$ 477**	**$ 0.537**	**$ 0.532**	**$ 477**	**$ 0.537**	**$ 0.532**
	Second quarter	6,627	461	0.516	0.513	461	0.516	0.513
	First quarter	5,675	446	0.501	0.497	446	0.501	0.497
2005	Fourth quarter	$ 6,518	$ 456	$ 0.512	$ 0.509	$ 469	$ 0.526	$ 0.523
	Third quarter	5,188	421	0.472	0.468	455	0.510	0.506
	Second quarter	5,731	446	0.500	0.496	455	0.511	0.506
	First quarter	6,434	419	0.471	0.466	423	0.475	0.471
2004	Fourth quarter	$ 5,740	$ 409	$ 0.459	$ 0.455	$ 423	$ 0.475	$ 0.471
	Third quarter	4,946	414	0.466	0.462	417	0.468	0.464

(1) Total revenue for 2004 has been restated to reflect the reclassification of financing charges from net investment income. Financing charges include interest on long-term debentures and other borrowings, previously included in net investment income together with distributions on capital trust securities and preferred shares now classified as liabilities.

(2) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC and reinsurance claim provisions arising from hurricane activity along the Gulf Coast of the United States in 2005.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	Fourth quarter	$ 13	$ 0.014	$ 0.014
	Third quarter	34	0.038	0.038
	Second quarter	9	0.011	0.010
	First quarter	4	0.004	0.005
2004	Fourth quarter	$ 14	$ 0.016	$ 0.016
	Third quarter	3	0.002	0.002

SUMMARY OF QUARTERLY RESULTS

Lifeco's net income attributable to common shareholders was $477 million for the three months ended September 30, 2006 compared to net income of $421 million reported a year ago. On a per share basis, this result represents $0.537 per common share ($0.532 diluted) for the three months ended September 30, 2006, an increase of 14% compared to $0.472 per common share ($0.468 diluted) for 2005.

The 2005 results include restructuring charges and provisions for expected losses arising from hurricane damage which impacted earnings per common share in the quarter by $0.004 and $0.034, respectively, and for nine months by $0.019 and $0.034, respectively. Excluding these amounts, earnings per share for 2006 grew 5% in the quarter (15% on a constant currency basis), and 4% for nine months (12% on a constant currency basis).

Canada – For the third quarter, net income attributable to common shareholders was $221 million, an increase of $18 million or 9% over 2005. Group Insurance net income was up $12 million or 15%, and Individual Insurance & Investment Products net income was up $8 million or 6%. Corporate net income was $2 million lower in 2006.

United States – For the third quarter, net income attributable to common shareholders was $122 million, a decrease of $29 million or 19% from 2005. The decrease in net income was more pronounced due to the negative impact of currency translation. In US dollars, net income decreased by 6% from 2005, as Healthcare increased 5% and Financial Services decreased 15% in US dollars.

Europe – For the third quarter, net income attributable to common shareholders was $129 million, an increase of $54 million or 72% over 2005. Insurance & Annuities increased by $21 million or 27%, while Reinsurance increased $25 million. Corporate recorded a charge to net income of $3 million, compared to a charge of $11 million in 2005. The increase in Insurance & Annuities and Reinsurance net income in local currencies was partially mitigated by the negative impact of currency translation.

Lifeco Corporate – For the third quarter, Lifeco Corporate net income attributable to common shareholders was $5 million compared to a charge of $8 million in 2005.

Net income - common shareholders	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Canada	**$ 221**	$ 203	9%	**$ 670**	$ 602	11%
United States	**122**	151	-19%	**383**	445	-14%
Europe	**129**	75	72%	**336**	277	21%
Lifeco Corporate						
Total holding company	**5**	(4)		**(5)**	(21)	
Restructuring costs	**-**	(4)		**-**	(17)	
Total Lifeco Corporate	**5**	(8)		**(5)**	(38)	
Total Lifeco	**$ 477**	$ 421	13%	**$ 1,384**	$ 1,286	8%

Total revenue for the third quarter of 2006 was $6,567 million and was comprised of premium income of $4,332 million, net investment income of $1,577 million and fee and other income of $658 million. Total revenue for the third quarter of 2005 was $5,188 million. It was comprised of premium income of $3,186 million, net investment income of $1,396 million and fee and other income of $606 million.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products.

Total premiums and deposits were $9,020 million, an increase of 18% over 2005. Premiums and deposits in Canada increased $224 million, while United States increased $516 million, and Europe increased $612 million. The increase in Canada is due to higher individual life insurance premiums and segregated funds deposits. In the United States, premiums and deposits in the third quarter include $562 million of recapture of a reinsurance agreement. The increase in Europe reflects higher premiums and deposits in the individual segregated fund market partially offset by the negative impact of currency translation.

For the nine months ended September 30, 2006, total premiums and deposits at $27,854 million, were 10% higher than 2005. Premiums and deposits in Canada increased $898 million, while United States decreased $15 million, and Europe increased $1,591 million. The increase in Canada is due to higher group insurance results, individual life insurance premiums and higher individual and group segregated funds deposits. The decrease in the United States reflects the negative impact of currency translation offset by the recapture of a reinsurance agreement. The

increase in Europe reflects the effect of both higher premiums and deposits in the Reinsurance business and in the individual segregated fund market, partially offset by the negative impact of currency translation.

NET INVESTMENT INCOME

Net investment income

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Investment income earned	**$ 1,443**	$ 1,244	16%	**$ 4,008**	$ 3,591	12%
Amortization of gains and losses	**150**	169	-11%	**451**	434	4%
Provision for credit losses	**2**	(3)	-	**9**	31	-71%
Gross investment income	**1,595**	1,410	13%	**4,468**	4,056	10%
Less: investment expenses	**18**	14	29%	**52**	41	27%
Net investment income	**$ 1,577**	$ 1,396	13%	**$ 4,416**	$ 4,015	10%

Net investment income for the three months ended September 30, 2006 increased by $181 million or 13% compared to the same period last year primarily as a result of an increase in assets in the European operations due to the acquisition of a payout annuity block in 2006 (The Equitable Life Assurance Society ("Equitable Life") in the United Kingdom).

Net investment income for the nine months ended September 30, 2006, increased by $401 million or 10% compared to the same period last year, primarily as a result of an increase in assets in the European operations due to the acquisition of two blocks of payout annuities (Phoenix and London in 2005 and Equitable Life in the United Kingdom in 2006).

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and group insurance ASO contracts, under which the Company earns administration fees.

Fee income

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Segregated funds	**$ 285**	$ 271	5%	**$ 850**	$ 790	8%
ASO contracts	**220**	222	-1%	**681**	691	-1%
Other	**153**	113	35%	**451**	327	38%
	$ 658	$ 606	9%	**$ 1,982**	$ 1,808	10%

In the third quarter, consolidated fee income was $658 million compared to $606 million for the third quarter of 2005. Canada increased $22 million due to strong segregated funds and mutual funds asset growth. Europe increased $32 million year over year, due to strong segregated funds performance. In the United States, fee income decreased by $2 million due to the negative impact of currency translation. Fee income in US dollars was up $14 million mainly due to an increase in FASCore participants and increased ASO business.

For the nine months ended September 30, 2006 fee income was $1,982 million compared to $1,808 million for the same period in 2005. The increase is due to the same reasons as the three month period.

The amount of segregated funds investment management fees earned by the Company is influenced by the market value of the underlying fund assets. As market conditions and expectations dictate, the Company may from time to time utilize derivative contracts to hedge against declines in equity market levels. In 2006, the Company has entered into certain derivative contracts that will provide a partial hedge against a decline in the S&P/TSX 60 composite index.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In the third quarter, consolidated amounts paid or credited to policyholders were $4,871 million, up $1,221 million over the third quarter of 2005. The $1,221 million increase was attributable to the United States and Europe which were up $701 million and $446 million, respectively. The in quarter increase in the United States includes the recapture of a reinsurance agreement of $562 million (US$497 million). The large increase in Europe is due to the growth of payout annuities in the U.K. from the Phoenix and London and Equitable Life payout annuities acquisitions and to a large payout annuity reinsurance contract written in 2006. Canada increased $74 million over 2005.

For the nine months ended September 30, 2006, consolidated amounts paid or credited to policyholders were $13,831 million, up $1,284 million over the same period in 2005. The $1,284 million increase was attributable to Europe which was up $956 million and the United States was up $294 million. Canada increased slightly by $34 million.

Other Benefits and Expenses

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt and other borrowings, and dividends on preferred shares, as well as premium taxes.

Other benefits and expenses

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Total expenses	**$ 550**	$ 549	0%	**$ 1,687**	$ 1,693	0%
Less: investment expenses	**18**	14	29%	**52**	41	27%
Operating expenses	**532**	535	-1%	**1,635**	1,652	-1%
Commissions	**325**	294	11%	**999**	954	5%
Financing charges	**54**	49	10%	**152**	146	4%
Premium taxes	**67**	58	16%	**193**	183	5%
Total	**$ 978**	$ 936	4%	**$ 2,979**	$ 2,935	1%

Operating expenses for the three months ended September 30, 2006 decreased $3 million compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $283 million or 21% in Canada and $566 million or 37% in Europe in the same period.

Operating expenses for the nine months ended September 30, 2006 decreased $17 million or 1% compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $1,162 million or 24% in Canada and $1,462 million or 27% in Europe in the same period.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities

INCOME TAXES

Income taxes for the three month and nine month periods ended September 30, 2006 were $186 million and $491 million, respectively, compared to $140 million and $441 million for the same periods in 2005. Net income before income taxes increased $120 million for the three months ended September 30, 2006 and $210 million for the nine months ended September 30, 2006, over the same period in 2005. In 2006, the Company recognized the benefit of reduced Canadian income tax rates, as previously announced by the Federal and Provincial governments. The benefit recognized was approximately $24 million, $18 million of which is related to the non-recurring impact of lower rates on future income taxes.

CONSOLIDATED FINANCIAL POSITION

ASSETS

Consolidated total assets under administration

	September 30, 2006			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 43,523	$ 26,839	$ 23,589	$ 93,951
Goodwill and intangible assets	4,980	53	1,742	6,775
Other assets	1,534	1,327	12,381	15,242
Total assets	50,037	28,219	37,712	115,968
Segregated funds assets	41,696	17,043 (1)	22,745	81,484
Total assets under administration	$ 91,733	$ 45,262	$ 60,457	$ 197,452

	December 31, 2005			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 42,587	$ 26,153	$ 20,640	$ 89,380
Goodwill and intangible assets	4,989	54	1,737	6,780
Other assets	1,613	1,127	3,261	6,001
Total assets	49,189	27,334	25,638	102,161
Segregated funds assets	38,854	17,008 (1)	19,296	75,158
Total assets under administration	$ 88,043	$ 44,342	$ 44,934	$ 177,319

(1) The Company's United States segregated funds include investment options that purchase guaranteed annuity contracts issued by the Company. As of September 30, 2006, such investments had been made in the guaranteed interest annuity contracts in the amount of $49 million compared to $431 million for the same period in 2005. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $382 million as of September 30, 2006 compared to $377 million for the same period in 2005 to avoid overstatement of customer account values under management.

The increase in invested assets in 2006 is mainly attributable to Europe. The $2.9 billion increase in Europe is due to a large payout annuity reinsurance contract in the Company's Reinsurance business line in 2006, organic growth in the U.K., a capital injection to support recent acquisitions in the U.K., and the impact of favourable currency translation.

Goodwill and intangible assets have not changed materially from December 31, 2005. Refer to the Company's 2005 MD&A.

Other assets have increased by approximately $9.2 billion due to an increase in funds held by ceding insurers of approximately $9.5 billion as a result of the agreement to acquire the non-participating payout annuity business of Equitable Life.

Asset quality – general fund assets

The Company's allowance for credit losses decreased by $23 million to $96 million at September 30, 2006. The combination of the allowance for credit losses of $96 million, together with the $1,322 million provision for future credit losses in actuarial liabilities represents 1.8% of bond, mortgage and real estate assets at September 30, 2006 (1.7% at December 31, 2005).

Non-performing loans

	September 30, 2006				December 31, 2005			
Asset class	**Bonds**	**Mortgages**	**Foreclosed real estate**	**Total**	Bonds	Mortgages	Foreclosed real estate	Total
Non-performing loans	$ 104	$ 21	$ 11	$ 136	$ 137	$ 17	$ 11	$ 165

Allowances for credit losses

	September 30, 2006			December 31, 2005		
	Specific provisions	**Non-specific provisions**	**Total**	Specific provisions	Non-specific provisions	Total
Bonds and mortgage loans	$ 36	$ 60	$ 96	$ 51	$ 68	$ 119

Fair value

The fair value of invested assets exceeded their carrying value by $3.4 billion as at September 30, 2006 compared to $4.2 billion at December 31, 2005. The decrease in fair value is due primarily to rising interest rates. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the deferred net realized gains, on assets supporting shareholders' equity and debentures will in time be amortized to net income.

LIABILITIES

Liabilities have increased from $89.1 billion at December 31, 2005 to $101.9 billion at September 30, 2006. The increase is attributable to an increase in actuarial liabilities. All other liabilities increased $1.5 billion since December 31, 2005. Refer to the Company's 2005 MD&A.

Actuarial liabilities increased by approximately $11.3 billion mostly due to the agreement to acquire the non-participating payout annuity business of Equitable Life, which increased actuarial liabilities by approximately $9.5 billion.

Debentures and other debt instruments increased from $1,903 million to $1,953 million mainly as a result of the issuance of debt in the U.S. offset by the repayment of debt in Canada.

In the second quarter, the Company in the United States issued $336 million (US$ 300 million) of Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of

2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

On September 19, 2006, Canada Life repaid the $250 million principal balance of its 8% subordinated debentures due September 19, 2011.

SHARE CAPITAL AND SURPLUS

Share capital outstanding at September 30, 2006 was $5,772 million, which was comprised of $1,099 million perpetual preferred shares and $4,673 million common shares.

The Company's share capital consists of common shares and preferred shares issued by the Company. At September 30, 2006, the Company had 891,089,443 common shares outstanding with a stated value of $4,673 million compared to 890,689,076 common shares with a stated value of $4,660 million at December 31, 2005. During the nine months ended September 30, 2006, 1,511,300 common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid at a total cost of $43 million or $29.10 per share, and 1,911,667 shares were issued under the Company's Stock Option Plan for a total value of $19 million or $10.18 per share and $1 million transferred from contributed surplus to capital stock as options are exercised for a total of $20 million.

At September 30, 2006, the Company had four series of perpetual preferred shares outstanding with an aggregate stated value of $1,099 million.

The terms and conditions of the $199 million, 5.90% Non-Cumulative First Preferred Shares, Series F, the $300 million, 5.20% Non-Cumulative First Preferred Shares, Series G, the $300 million, 4.85% Non-Cumulative First Preferred Shares, Series H and the $300 million, 4.50% Non-Cumulative First Preferred Shares, Series I do not allow the holder to convert to common shares of the Company or otherwise cause the Company to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. The Company, at its option, may redeem the Series F shares on or after September 30, 2008, the Series G shares on or after December 31, 2009, the Series H shares on or after September 30, 2010, and the Series I shares on or after June 30, 2011. The Company regards the Series F shares, the Series G shares, the Series H shares and the Series I shares as comprising part of its core or permanent capital. As such, the Company only intends to redeem the Series F shares, the Series G shares, the Series H shares, or the Series I shares with proceeds raised from new capital instruments issued during the life of the Series F shares, the Series G shares, the Series H shares, or the Series I shares, where the new capital instruments represent equal or greater equity benefit.

2006 activity

During the nine months ended September 30, 2006, the Company paid dividends of $0.6875 per common share for a total of $613 million and perpetual preferred share dividends of $38 million.

On April 12, 2006, the Company issued 12,000,000 4.50% Non-Cumulative First Preferred Shares, Series I (the "Series I Preferred Shares") with an aggregate stated value of $300 million. The Series I Preferred Shares are redeemable at the option of the Company on or after June 30, 2011.

In total, share capital and surplus increased by $961 million, to $10,450 million at September 30, 2006 from December 31, 2005. The slight weakening of the Canadian dollar against the British pound of $0.09 and euro of $0.03, and the strengthening of $0.05 against the United States dollar in 2006 resulted in decreases to the currency translation account of $89 million from December 31, 2005.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

The Company's liquidity position has not changed materially from December 31, 2005. Refer to the Company's 2005 MD&A.

Cash flows

Cash flows

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Cash flows relating to the following activities:				
Operations	**$ 1,348**	$ 810	**$ 3,095**	$ 3,440
Financing	**(505)**	(47)	**(345)**	(446)
Investment	**(793)**	(173)	**(2,515)**	(1,952)
	50	590	**235**	1,042
Effects of changes in exchange rates on cash and certificates of deposit	**31**	(168)	**71**	(266)
Increase (decrease) in cash & certificates of deposit	**81**	422	**306**	776
Cash & certificates of deposit, beginning of period	**3,186**	2,826	**2,961**	2,472
Cash & certificates of deposit, end of period	**$ 3,267**	$ 3,248	**$ 3,267**	$ 3,248

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements.

The increase in cash flow from operations is mainly due to higher premium income and investment income partially offset by higher payments to policyholders. In the third quarter, cash was used to acquire an additional $793 million of invested assets including bonds, stocks mortgages and real estate to support policy liabilities.

In addition, financing activities used $505 million reflecting the $250 million repayment of subordinated debentures by a subsidiary and included dividend payments of $228 million. The weakening of the Canadian dollar against the British pound and the euro increased reported cash & certificates of deposit by $31 million.

The increase in cash flows for the nine months ended September 30, 2006 is due to the same reasons as for the three month period above.

Commitments/contractual obligations

Commitments/contractual obligations have not changed materially since December 31, 2005. Refer to the Company's 2005 MD&A.

Capital management and adequacy

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at September 30, 2006 was 210% (208% at December 31, 2005). London Life's MCCSR ratio at September 30, 2006 was 264% (237% at December 31, 2005). Canada Life's MCCSR ratio at September 30, 2006 was 227% (231% at December 31, 2005).

GWL&A's risk-based capital ratio was 473% at December 31, 2005, well in excess of that required by the National Association of Insurance Commissioners.

RATINGS

The Company and its major operating subsidiaries continue to hold very strong ratings.

On February 17, 2006, Dominion Bond Rating Service upgraded Lifeco's senior debt rating by one notch to AA (low). On October 17, 2006, Standard and Poor's Ratings Services upgraded Canada Life's subordinated debt rating by one notch to AA-. The remaining ratings identified in the table were all reaffirmed in 2005.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				AA-	

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, are discussed in detail in the Company's 2005 MD&A.

Foreign exchange risk

In the third quarter of 2006, the Company's foreign currency denominated operating results were translated to Canadian dollars at the prevailing year-to-date rate. In the third quarter of 2005, the US dollar operating results of the United States segment were translated into Canadian dollars at $1.3176. The operating results of the Europe segment were translated into Canadian dollars at $2.3214 for the British pound, $1.6180 for the euro, and $1.2534 for US dollars. The 2005 translation rates included the beneficial impact of forward foreign exchange contracts that expired at the end of 2005.

FUTURE ACCOUNTING POLICIES

Earnings per share – CICA Handbook Section 3500, *Earnings per Share*, is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the Company's intention to settle the securities in cash or common shares. As a result, the Company will include the dilutive effects of its convertible preferred shares in the calculation of diluted earnings per share. This change is not expected to have a material impact on the financial statements of the Company.

Financial instruments – Effective January 1, 2007, the Company will be required to comply with the new provisions of the CICA Handbook on accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance on these items issued by the CICA.

On June 22, 2006, The Office of the Superintendent of Financial Institutions Canada issued Guideline D-10 – Accounting for Financial Instruments Designated as Fair Value Option, which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

The new guidance introduces the concept of Other Comprehensive Income, which will track unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Other Comprehensive Income together with Net Income provides the financial statement reader with Comprehensive Income. Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

Derivative instruments, previously off-balance sheet, will be recognized at their market value in the balance sheet.

The Company will mark-to-market certain investments, primarily investments actively traded in a public market, and certain financial liabilities. Changes in market values will flow through net income for investments backing actuarial liabilities. This impact is expected to be largely offset by corresponding changes in the actuarial liabilities. Similarly, net income will reflect market value changes in certain financial liabilities and realized gains and losses on certain investments backing surplus. Unrealized gains and losses on investments backing surplus will flow through Other Comprehensive Income until they are realized. No change to the Company's method of accounting for real estate or loans is anticipated.

Life Insurance enterprises will no longer defer net realized gains on financial instruments (bonds, stocks, and mortgages), nor will they be allowed to carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses. Deferred net realized gains on bonds, stocks, and mortgages, carried on the balance sheet at December 31, 2006, will be transferred to surplus on transition to the new rules. At September 30, 2006, deferred net realized gains totaled $2,726 million or $2,535 million excluding real estate. Included in this total is $89 million of gains realized on bonds, stocks and mortgages that supported shareholders capital and surplus.

The Company is continuing its review of the potential impact that these new accounting requirements will have on the financial statements of the Company.

The new accounting guidance is expected to contribute to volatility within certain income statement line items, particularly for investment income and actuarial provisions. However, based on the Company's review to this point, it does not expect that the new guidance will result in a material impact on net income, other than as a result of the inability to continue to amortize the balance of net deferred realized unamortized gains on assets supporting shareholders capital and surplus that will exist at the time of transition to the new accounting rules. For the nine months ended September 30, 2006, the amortization of net realized and unrealized gains totaled $451 million. Included in this amount is $67 million of amortization in connection with bonds, stocks and mortgages associated with shareholders capital and surplus that will not continue under the new accounting guidance.

Other Comprehensive Income will reflect movement previously credited or charged to surplus (currency translation account), as well as some market value changes not previously recorded (unrealized gains or losses on assets supporting shareholders capital and surplus).

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West Life, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Selected consolidated financial information - Canada

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 3,318**	$ 3,094	7%	**$ 10,843**	$ 9,945	9%
Fee and other income	**220**	198	11%	**659**	576	14%
Paid or credited to policyholders	**1,614**	1,540	5%	**4,759**	4,725	1%
Net income - common shareholders	**221**	203	9%	**670**	602	11%
Total assets				**$ 50,037**	$ 48,935	2%
Segregated funds assets				**41,696**	38,051	10%
Total assets under administration				**$ 91,733**	$ 86,986	5%

FINANCIAL INFORMATION – CANADA

Consolidated operations

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 1,563**	$ 1,451	**$ 4,774**	$ 4,553
Net investment income	**695**	695	**2,065**	2,072
Fee and other income	**220**	198	**659**	576
Total income	**2,478**	2,344	**7,498**	7,201
Benefits and expenses:				
Paid or credited to policyholders	**1,614**	1,540	**4,759**	4,725
Other	**509**	488	**1,656**	1,564
Amortization of finite life intangible assets	**4**	3	**11**	10
Net operating income before income taxes	**351**	313	**1,072**	902
Income taxes	**89**	81	**262**	205
Net income before non-controlling interests	**262**	232	**810**	697
Non-controlling interests	**30**	21	**108**	73
Net income - shareholders	**232**	211	**702**	624
Perpetual preferred share dividends	**11**	8	**32**	22
Net income - common shareholders	**$ 221**	$ 203	**$ 670**	$ 602

NET INCOME

Net income - common shareholders

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 90**	$ 78	15%	**$ 255**	$ 222	15%
Individual Insurance & Investment Products	**148**	140	6%	**434**	401	8%
Corporate	**(17)**	(15)	-	**(19)**	(21)	-
	$ 221	$ 203	9%	**$ 670**	$ 602	11%

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 1,178**	$ 1,147	3%	**$ 3,602**	$ 3,447	4%
Individual Insurance & Investment Products	**2,140**	1,947	10%	**7,241**	6,498	11%
Total premiums and deposits	**$ 3,318**	$ 3,094	7%	**$ 10,843**	$ 9,945	9%
Summary by Type						
Risk-based products	**$ 1,563**	$ 1,451	8%	**$ 4,774**	$ 4,553	5%
ASO contracts	**510**	477	7%	**1,599**	1,453	10%
Segregated funds deposits						
Individual products	**577**	538	7%	**2,202**	1,935	14%
Group products	**668**	628	6%	**2,268**	2,004	13%
Total premiums and deposits	**$ 3,318**	$ 3,094	7%	**$ 10,843**	$ 9,945	9%

Sales	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 72**	$ 69	4%	**$ 303**	$ 277	9%
Individual Insurance & Investment Products	**1,579**	1,299	22%	**5,622**	4,486	25%
Total sales	**$ 1,651**	$ 1,368	21%	**$ 5,925**	$ 4,763	24%

BUSINESS UNITS – CANADA

GROUP INSURANCE

In Canada, the Company offers effective benefit solutions for large and small employee groups. Through its Canada Life subsidiary, the Company is a recognized leader in the creditor insurance business with over $1.4 billion in annual direct premium.

2006 DEVELOPMENTS

- Net income to shareholders increased by $33 million or 15% to $255 million over 2005.
- Overall sales results grew by 9% compared to 2005.

OPERATING RESULTS

Net income

In quarter

Net income attributable to common shareholders was $90 million, which represents an increase of $12 million or 15% compared to the third quarter of 2005.

The increase reflects improved mortality experience on lower than expected claims and higher interest gains mainly due to favourable investment experience and asset/liability matching.

Nine months

Net income attributable to common shareholders was $255 million, which represents an increase of $33 million or 15% compared to the nine months ended September 30, 2005.

The increase reflects improved morbidity experience on small and mid-size long term disability cases, more favorable morbidity results due to actuarial reserve basis change in 2006 and higher interest gains mainly due to favourable investment experience and asset/liability matching.

Premiums and deposits and sales

Group Insurance - divisional summary

Premiums and deposits		For the three months ended September 30			For the nine months ended September 30		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Small/mid-sized case		**$ 469**	$ 458	2%	**$ 1,394**	$ 1,363	2%
Large case	- insured	**403**	392	3%	**1,189**	1,177	1%
	- ASO	**510**	477	7%	**1,599**	1,453	10%
	- creditor/direct marketing	**27**	35	-23%	**96**	103	-7%
Sub-total		**1,409**	1,362	3%	**4,278**	4,096	4%
Premiums reinsured							
Small/mid-sized case		**(124)**	(106)		**(357)**	(351)	
Large case	- insured	**(107)**	(109)		**(319)**	(298)	
Net premiums		**$ 1,178**	$ 1,147	3%	**$ 3,602**	$ 3,447	4%

Sales		For the three months ended September 30			For the nine months ended September 30		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Small/mid-sized case		**$ 44**	$ 41	7%	**$ 134**	$ 126	6%
Large case	- insured	**18**	12	50%	**49**	40	23%
	- ASO	**6**	11	-45%	**89**	77	16%
	- creditor/direct marketing	**4**	5	-20%	**31**	34	-9%
Total sales		**$ 72**	$ 69	4%	**$ 303**	$ 277	9%

In quarter

Total net premiums and deposits were $1,178 million, which is 3% higher than the third quarter of 2005. Large case ASO premiums and deposits increased 7% resulting from strong sales in the first quarter of 2006. Creditor/direct marketing net premiums decreased 23% mainly due to an increase in the percentage of premium reinsured in 2006 retroactive to the beginning of the year.

Overall sales results in the quarter were up 4% compared to 2005. The increase in large case insured sales was mainly due to one sale of $6 million in 2006.

Nine months

Total net premiums and deposits were $3,602 million, which is 4% higher than the nine months ended September 30, 2005. Large case ASO premiums and deposits increased 10% resulting from strong sales in 2006. Creditor/direct marketing net premiums decreased 7% mainly due to an increase in the percentage of premium reinsured in 2006.

Overall sales results for the nine months ended September 30, 2006 were up 9% compared to 2005. The increase in large case ASO sales was mainly due to two large sales in 2006 for $42 million compared to one large sale in

2005 for $28 million. The increase in large case insured sales was mainly due to an in quarter large sale of $6 million.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of four business lines: Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services (IRIS) and Group Retirement Services. Products are distributed through Freedom 55 Financial™ and Great-West Life financial security advisors, Canada Life distribution partners, including managing general agents (MGAs), independent brokers and intercorporate agreements with other financial institutions.

2006 DEVELOPMENTS

- Universal life sales continue to be strong; premiums are 83% greater than in 2005.
- Sales of retail investment funds, including segregated funds and mutual funds, increased 21% and contributed to asset growth of over 12% since December 31, 2005.
- Sales of Group Capital Accumulation Plans, Payout Annuities and Investment Only business increased 59% contributing to an increase in Group segregated funds assets of 7% since December 31, 2005.

OPERATING RESULTS

Net income - common shareholders	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Individual Life	**$ 71**	$ 56	27%	**$ 184**	$ 141	30%
Living Benefits	**19**	15	27%	**52**	46	13%
Individual Retirement & Investment Services	**37**	46	-20%	**128**	133	-4%
Group Retirement Services	**21**	23	-9%	**70**	81	-14%
	$ 148	$ 140	6%	**$ 434**	$ 401	8%

Net income

In quarter

Net income attributable to common shareholders was $148 million compared to $140 million in the third quarter of 2005, an increase of $8 million or 6%.

Individual Life net income was $71 million compared to $56 million in the third quarter of 2005. The increase in net income reflects favourable actuarial reserve basis change in 2006 partially offset by less favourable mortality claims experience.

Living Benefits net income was $19 million compared to $15 million in the third quarter of 2005. The favourable 2006 results reflect a marked improvement in morbidity experience and increased investment gains.

IRIS net income was $37 million compared to $46 million in the third quarter of 2005. The unfavourable impact of actuarial reserve basis change, minimum interest rate guarantee reserve increases and poor mortality experience were partially offset by improved expense gains from the growth of our segregated and mutual fund products.

Group Retirement Services net income was $21 million compared to $23 million in the third quarter of 2005. The decrease in net income reflects poor mortality experience partially offset by improved expense gains.

Net income attributable to the participating account was $25 million, $9 million more than in the third quarter of 2005, largely driven by higher investment gains in connection with an increased proportion of equities backing policy liabilities in the participating accounts.

Nine months
Net income attributable to common shareholders was $434 million compared to $401 million for the nine months ended September 30, 2005, an increase of $33 million or 8%.

Individual Life net income was $184 million compared to $141 million for the nine months ended September 30, 2005. The increase reflects a more favourable actuarial reserve basis change in 2006 and improved mortality experience. This result was partially offset by additional new business strain due to the continued large increase in universal life sales in 2006.

Living Benefits net income was $52 million compared to $46 million for the nine months ended September 30, 2005. The increase reflects improved investment and morbidity experience partially offset by lower expense gains and less favourable surrender experience.

IRIS net income was $128 million compared to $133 million for the nine months ended September 30, 2005. The unfavourable impact of actuarial reserve basis change, minimum interest rate guarantee reserve increases and poor mortality experience were partially offset by improved expense gains from the growth of our segregated and mutual fund products.

Group Retirement Services net income was $70 million compared to $81 million for the nine months ended September 30, 2005. The decrease in net income reflects less favourable actuarial reserve basis change impact, lower investment gains and poor mortality experience partially offset by an increase in fees from investment fund asset growth and improved securities profits.

Net income attributable to the participating account was $94 million, $35 million more than for the nine months ended September 30, 2005, largely driven by higher investment gains in connection with an increased proportion of equities backing policy liabilities in the participating accounts.

Premiums and deposits and sales

Individual Insurance & Investment Products - divisional summary

Premiums and deposits		For the three months ended September 30			For the nine months ended September 30		
Business/Product		2006	2005	% Change	2006	2005	% Change
Life Insurance	- Participating	$ 447	$ 432	3%	$ 1,358	$ 1,317	3%
	- Non-participating	141	123	15%	399	356	12%
Living Benefits		61	58	5%	180	172	5%
Individual Retirement & Investment Services							
Risk-based products		102	65	57%	267	271	-1%
Segregated funds		577	538	7%	2,202	1,935	14%
Group Retirement Services							
Risk-based products		144	103	40%	567	443	28%
Segregated funds		668	628	6%	2,268	2,004	13%
Total premiums and deposits		$ 2,140	$ 1,947	10%	$ 7,241	$ 6,498	11%

Sales		For the three months ended September 30			For the nine months ended September 30		
Business/Product		2006	2005	% Change	2006	2005	% Change
Life Insurance	- Participating	$ 18	$ 17	6%	$ 56	$ 57	-2%
	- Non-participating	31	23	35%	90	63	43%
Living Benefits		12	11	9%	31	34	-9%
Individual Retirement & Investment Services							
Risk-based products		210	154	36%	551	580	-5%
Segregated funds		672	629	7%	2,571	2,272	13%
Securities (1)		230	160	44%	809	529	53%
Group Retirement Services							
Risk-based products		73	28	161%	328	150	119%
Segregated funds		219	181	21%	832	521	60%
Securities (1)		114	96	19%	354	280	26%
Total sales		$ 1,579	$ 1,299	22%	$ 5,622	$ 4,486	25%

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL LIFE

In quarter

Individual life insurance sales were $49 million during the third quarter of 2006 and $9 million or 23% higher than the third quarter of 2005. The major factor in this is a 57% increase in universal life product sales and term sales were 13% higher than the third quarter of 2005. Participating products were 6% higher than last year at $18 million.

Premiums and deposits on individual life products increased $33 million from the third quarter of 2005 to $588 million in the third quarter of 2006, highlighted by a 15% growth in non-participating revenue premium. These results reflect both continued strong persistency and excellent sales momentum, particularly in the universal life product line.

Nine months

Individual life insurance sales were $146 million for the first nine months of 2006 and $26 million or 22% higher than the same period in 2005. This is led by an 84% increase in universal life product sales. Term sales were 7%

higher than 2005 in a very price competitive market while participating products sales decreased by 2% compared to 2005 due to lack of large case sales.

Premiums and deposits on individual life products increased $84 million from the nine months ended September 30, 2005 to $1,757 million in the nine months ended September 30, 2006, highlighted by a 12% growth in non-participating revenue premium, which reflects continued strong persistency results for the Company.

LIVING BENEFITS

In quarter

Total living benefits sales were $12 million, 9% higher than in the third quarter of 2005. Critical illness sales were 20% higher than in the third quarter of 2005 while disability sales were in line with 2005.

Total living benefits premiums were $61 million, 5% higher than the third quarter of 2005. The result reflects growth in both disability and critical illness premiums, evidencing good persistency and strong critical illness sales in the third quarter of 2006.

Nine months

Total living benefits sales were $31 million, 9% lower than for the nine months ended September 2005, due mainly to exceptional critical illness sales in 2005. Premium rates were increased in response to reinsurer rate increases in the Canadian critical illness insurance market in the fourth quarter of 2004 for both the Great-West Life and Canada Life brands. Significant volumes of the previous series of less expensive critical illness products continued to be placed in the first half of 2005.

Total living benefit premiums were $180 million, 5% higher than for the nine months ended September 30, 2005 for the same reasons as the three month period.

Assets under administration

Assets under administration

	September 30		December 31	
	2006	2005	2005	2004
Business/Product				
Individual Retirement & Investment Services				
Risk-based products	**$ 5,959**	$ 6,001	$ 6,041	$ 6,129
Segregated funds	**19,535**	17,668	18,175	15,759
Group Retirement Services				
Risk-based products	**5,888**	5,820	5,846	5,825
Segregated funds	**22,161**	20,383	20,679	18,699
Total assets under administration	**$ 53,543**	$ 49,872	$ 50,741	$ 46,412
Other plan assets (1)				
Business/Product				
Individual Retirement & Investment Services	**$ 4,654**	$ 2,774	$ 3,310	$ 2,174
Group Retirement Services	**$ 6,265**	$ 6,846	$ 7,001	$ 6,986
Total assets under administration and other plan assets				
Individual Retirement & Investment Services (1)	**$ 30,148**	$ 26,443	$ 27,526	$ 24,062
Group Retirement Services (1)	**$ 34,314**	$ 33,049	$ 33,526	$ 31,510

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL RETIREMENT & INVESTMENT SERVICES (IRIS)

In quarter

Segregated funds sales increased by 7% over the same period in 2005. Growth was achieved by each of Great-West Life, London Life and Canada Life in quarter, with Great-West Life up over 18%. Segregated funds assets increased by over 3% in quarter to $19.5 billion at September 30, 2006 due to strong investment market growth and positive net cash flow.

Premiums from risk-based products increased 57% over the third quarter of 2005 and sales increased by 36%, with both payout annuity and guaranteed savings products showing excellent growth in all distribution channels.

Sales of mutual funds through Quadrus Investment Services increased 44% over the same quarter in 2005. Mutual fund assets grew to nearly $4.7 billion at September 30, 2006, with $1.7 billion of the total in proprietary Quadrus Group of Funds. Quadrus acquired another book of mutual fund business comprising $282 million of assets and 44 representatives which contributed to the growth in third party mutual fund assets under administration. Additional acquisitions of mutual fund books and investment representatives are being evaluated which will continue to build scale and opportunity for additional profitability for Quadrus and future insurance product business.

Nine months

IRIS experienced a strong nine months highlighted by a 13% increase in segregated funds sales over the nine months ended September 30, 2005 with all three operating companies achieving strong growth, lead by Canada Life at 23%. This sales growth is partly due to the momentum created from a lengthy period of favourable investment markets performance and the continuing strong marketing and competitive product offerings. Segregated fund assets increased by 7% in year to $19.5 billion at September 30, 2006. This increase in assets

was achieved from good net cash flow of 4% of opening assets and an increase in net investment gains, which were approximately 4% of opening assets.

Premiums from risk-based products decreased 1% from the nine months ended September 30, 2005 and sales were down 5%. In the first two quarters of the year, strong equity markets diverted sales focus away from guaranteed investments. Also, structured settlement annuity sales were lower in 2006. However, strong third quarter results in these product lines provides momentum for a strong finish to the year.

Sales of mutual funds through Quadrus Investment Services increased 53% over the nine months ended September 30, 2005. Mutual fund assets grew by 41% from December 31, 2005 to nearly $4.7 billion at September 30, 2006. Since late 2005, Quadrus has acquired books of mutual funds business comprising $920 million of assets and over 125 representatives which has contributed to the growth in third party mutual fund assts under administration.

GROUP RETIREMENT SERVICES

In quarter

Segregated funds deposits increased by 6% versus 2005 with deposits to administered plans increasing by 19% offset by a decline in investment only deposits. Sales of new plans increased 21% over 2005, continuing the momentum from previous quarters. Segregated fund assets increased by over 3% in quarter due to strong investment market growth and positive net cash flow.

Premiums and sales of risk-based products increased significantly over 2005 reflecting a 222% increase in group payout annuity sales. This increase is attributable to the Company's increased focus on the product in the last 15 months.

Other plan assets grew by about 3% due to the increases in the market value of the securities.

Nine months

Segregated fund deposits increased 13% from the first nine months of 2005 with deposits to administered plans increasing by 19%. Sales of new plans increased 60% over 2005 highlighted by outstanding large case results in the first quarter. Segregated fund assets increased 7% from December 31, 2005 due to both strong net cash flow and market gains.

Premiums and sales of risk-based products increased significantly over 2005 reflecting the 132% increase in group payout annuity sales.

The decline in other plan assets from December 31, 2005 is largely due to the loss of a $770 million contract. The loss of this low margin, record keeping services only contract has allowed resources to be directed to increasing our more profitable businesses. The Company has a strategy in place to improve the profitability on the remaining block of other plan assets over the next few years.

CORPORATE

Canada Corporate consists of items not associated with the Canadian business units, including income on surplus assets, financing costs, expenses and income taxes.

Net Income

In quarter
Net charge in the quarter was $17 million compared to a charge of $15 million in 2005. The decrease in earnings reflects lower income on capital in 2006 and higher tax benefits in 2005.

Nine months
Net charge for nine months was $19 million compared to a charge of $21 million in 2005. In addition to the items described above, the 2005 result included the release of a redundant real estate investment provision of $10 million after-tax.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

2006 DEVELOPMENTS

- GWL&A closed on an agreement to acquire certain 401(k) plan business from Metropolitan Life Insurance Company and its affiliates on October 2, 2006.
- On October 31, 2006, GWL&A reached an agreement with Key Family of Companies in Indiana to acquire all of the outstanding shares of Indiana Health Network, Inc. (IHN), an Indiana-based hospital and physician network. GWL&A expects the transaction will close by December 31, 2006, will add nearly 75,000 members to GWL&A's healthcare division, and will be accretive to earnings in 2007.
- Overall, net income in the quarter in US dollars is 6% lower than 2005, with Financial Services down 15% and Healthcare up 5%.
- Membership continued an upward trend, due to growth in specialty markets.
- Effective July 1, 2006, the Company recaptured the business ceded under a bulk reinsurance treaty in 2003. As a result of the recapture, the Company increased its policy liabilities by US$497 million, and reduced its funds held under reinsurance contracts by US$497 million. As well, the Company recorded a US$497 million increase in premiums and deposits, and a US$497 million increase in amounts paid or credited to policyholders.

AGREEMENT TO ACQUIRE 401(k) PLAN BUSINESS

On June 26, 2006, GWL&A entered into an agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction closed on October 2, 2006.

In anticipation of a large receipt of cash from the transaction, the Company purchased approximately US$1.4 billion of U.S. government securities at close of business on September 29th in order to fix the interest rate earned. These purchases coincided with the pricing of the reinsurance transaction which settled on October 2, 2006. The purchases settled in early October. At September 30, both asset and liability balances have increased by approximately US$1.4 billion to reflect this transaction. Upon closing, the transaction is expected to increase assets and policyholder liabilities by US$1.4 billion on the consolidated balance sheet. In addition, the Company will receive fee income by providing administrative services and recordkeeping functions on approximately US$6.3 billion of participant account values.

Selected consolidated financial information - United States

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 3,084**	$ 2,568	20%	**$ 8,463**	$ 8,478	0%
Fee and other income	**283**	285	-1%	**870**	875	-1%
Paid or credited to policyholders	**1,420**	719	97%	**3,101**	2,807	10%
Net income - common shareholders	**122**	151	-19%	**383**	445	-14%
Total assets				**$ 28,219**	$ 27,147	4%
Segregated funds assets (1)				**17,043**	16,740	2%
Total assets under administration				**$ 45,262**	$ 43,887	3%

(1) The Company's United States segregated funds include investment options that purchase guaranteed annuity contracts issued by the Company. As of September 30, 2006, such investments had been made in the guaranteed interest annuity contracts in the amount of $49 million compared to $431 million for the same period in 2005. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $382 million as of September 30, 2006 compared to $377 million for the same period in 2005 to avoid overstatement of customer account values under management.

FINANCIAL INFORMATION – UNITED STATES

Consolidated operations

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 1,261**	$ 553	**$ 2,630**	$ 2,329
Net investment income	**339**	367	**1,011**	1,123
Fee and other income	**283**	285	**870**	875
Total income	**1,883**	1,205	**4,511**	4,327
Benefits and expenses:				
Paid or credited to policyholders	**1,420**	719	**3,101**	2,807
Other	**287**	288	**862**	900
Net operating income before income taxes	**176**	198	**548**	620
Income taxes	**52**	45	**157**	170
Net income before non-controlling interests	**124**	153	**391**	450
Non-controlling interests	**2**	2	**8**	5
Net income - common shareholders	**$ 122**	$ 151	**$ 383**	$ 445

NET INCOME

Net income - common shareholders	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	2006	2005	% Change
Healthcare	$ 49	$ 55	-11%	$ 130	$ 170	-24%
Financial Services	70	96	-27%	242	268	-10%
Corporate	3	-	-	11	7	57%
	$ 122	$ 151	-19%	$ 383	$ 445	-14%
In millions US $	$ 110	$ 117	-6%	$ 339	$ 336	1%

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended September 30			For the nine months ended September 30		
Business/Product	2006	2005	% Change	2006	2005	% Change
Healthcare	$ 1,536	$ 1,603	-4%	$ 4,814	$ 4,878	-1%
Financial Services	1,548	965	60%	3,649	3,600	1%
Total premiums and deposits	$ 3,084	$ 2,568	20%	$ 8,463	$ 8,478	-
Summary by Type						
Risk-based products	$ 1,261	$ 553	128%	$ 2,630	$ 2,329	13%
Self-funded premium equivalents (ASO contracts)	1,222	1,373	-11%	3,938	4,232	-7%
Segregated funds deposits						
Individual products	149	47	217%	322	149	116%
Group products	452	595	-24%	1,573	1,768	-11%
Total premiums and deposits	$ 3,084	$ 2,568	20%	$ 8,463	$ 8,478	-
Total premiums and deposits US $	$ 2,772	$ 2,183	27%	$ 7,489	$ 6,949	8%

Sales	For the three months ended September 30			For the nine months ended September 30		
Business/Product	2006	2005	% Change	2006	2005	% Change
Healthcare	$ 153	$ 373	-59%	$ 650	$ 844	-23%
Financial Services	433	403	7%	1,421	1,239	15%
Total sales	$ 586	$ 776	-24%	$ 2,071	$ 2,083	-1%
Total sales US $	$ 530	$ 654	-19%	$ 1,832	$ 1,707	7%

BUSINESS UNITS – UNITED STATES

HEALTHCARE

Net income

In quarter
In quarter earnings in the Healthcare business unit totalled US$44 million, which is a 5% increase compared to third quarter of 2005 reflecting increased fee revenue.

Nine months
For the nine months ended September 30, 2006, earnings in the Healthcare business unit totalled US$115 million, which is a 10% decrease compared to the same period in 2005. A deterioration in the aggregate stop loss claims experience in all U.S. Market segments and individual stop loss claims experience primarily in Mid, National and Specialty Markets was partially offset by increased administrative fees on higher membership and increased Pharmacy Benefit Management revenue.

Premiums and deposits and sales

Healthcare - divisional summary

Premiums and deposits	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group life and health - guaranteed	**$ 314**	$ 230	37%	**$ 876**	$ 646	36%
- ASO	**1,222**	1,373	-11%	**3,938**	4,232	-7%
Total premiums and deposits	**$ 1,536**	$ 1,603	-4%	**$ 4,814**	$ 4,878	-1%
Total premiums and deposits US $	**$ 1,385**	$ 1,357	2%	**$ 4,260**	$ 3,998	7%

Sales	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group life and health	**$ 153**	$ 373	-59%	**$ 650**	$ 844	-23%
Total sales US $	**$ 139**	$ 312	-55%	**$ 575**	$ 692	-17%

Healthcare - members (in thousands)

	Change for the three months ended September 30		Total at September 30		
	2006	2005	**2006**	2005	% Change
Select and mid-market	**(19)**	19	**1,215**	1,285	-5%
National and Specialty Market	**44**	54	**887**	680	30%
Total	**25**	73	**2,102**	1,965	7%

In quarter
The reported net premiums and deposits decreased by 4% compared to the third quarter of 2005. Healthcare premiums and deposits for the quarter increased 2% to US$1,385 million due, primarily to the termination of a stop loss reinsurance agreement effective January 1, 2006 which resulted in a decrease in ceded premium of US$65 million compared to the third quarter of 2005.

Excluding the impact of reinsurance activity in 2005, premium income totalled US$1,421 million.

Healthcare sales decreased 55% to US$139 million for the third quarter of 2006 over the same period last year. This decrease is attributable to one large case sold in the National market in third quarter 2005 which was not duplicated in 2006 and lower average case sizes sold in the third quarter of 2006, primarily in Mid Market.

Nine months
The reported net premiums and deposits decreased by 1% compared to the nine months ended September 30, 2005. Healthcare premiums and deposits for the period increased 7% to US$4,260 million due, in part, to renewal price increases and increased membership primarily in Specialty Markets. The termination of a stop loss reinsurance agreement effective January 1, 2006 resulted in a decrease in ceded premium of $190 million compared to the nine months ended September 30, 2005.

Excluding the impact of reinsurance activity in 2005, premium income totalled US$4,188 million.

Membership at September 30, 2006 of 2.102 million members increased 4% from 2.025 million members at December 31, 2005, and 7% from 1.965 million members a year ago, mainly due to Specialty Market sales.

Healthcare sales decreased 17% to US$575 million for nine months ended September 30, 2006 over the same period last year. This decrease is primarily attributable to lower National and Mid Markets sales partially offset by increases in the Select Market.

FINANCIAL SERVICES

Net income

In quarter
In quarter earnings were $70 million, which is a decrease of $26 million compared to the same period in 2005. Earnings decreased US$11 million or 15% compared to the same period in 2005 primarily as a result of a US$16 million tax benefit recorded in 2005 related to the resolution of prior years tax issues.

Nine months
For the nine months ended September 30, 2006, earnings were $242 million, which is a decrease of $26 million compared to the same period in 2005. In US dollars, earnings increased 5% compared to the same period in 2005 primarily as a result of higher fee income and net investment margins.

Premiums and deposits and sales

Financial Services - divisional summary

Premiums and deposits *Business/Product*	For the three months ended September 30 2006	2005	% Change	For the nine months ended September 30 2006	2005	% Change
Individual Markets	$ 343	$ 192	79%	$ 863	$ 621	39%
Retirement Services	643	773	-17%	2,224	2,979	-25%
Sub-total	**986**	965	2%	**3,087**	3,600	-14%
Premiums recaptured	562			562		
Total premiums and deposits	**$ 1,548**	$ 965	60%	**$ 3,649**	$ 3,600	1%
Individual Markets	$ 343	$ 192	79%	$ 863	$ 621	39%
Retirement Services	1,205	773	56%	2,786	2,979	-6%
Total premiums and deposits	**$ 1,548**	$ 965	60%	**$ 3,649**	$ 3,600	1%
Total premiums and deposits US $	**$ 1,387**	$ 826	68%	**$ 3,229**	$ 2,951	9%

Sales *Business/Product*	For the three months ended September 30 2006	2005	% Change	For the nine months ended September 30 2006	2005	% Change
Individual Markets	$ 175	$ 62	182%	$ 433	$ 165	162%
Retirement Services	258	341	-24%	988	1,074	-8%
Total sales	**$ 433**	$ 403	7%	**$ 1,421**	$ 1,239	15%
Total sales US $	**$ 391**	$ 342	14%	**$ 1,257**	$ 1,015	24%

Financial Services - participant accounts (in thousands)

	Change for the three months ended September 30 2006	2005	Total at September 30 2006	2005	% Change
Individual Markets	**(5)**	(4)	**446**	456	-2%
Public/Non-Profit	**18**	34	**1,617**	1,508	7%
FASCore	**14**	(1)	**908**	706	29%
401(k)	**(1)**	(8)	**474**	483	-2%
Retirement Services	**31**	25	**2,999**	2,697	11%
Total	**26**	21	**3,445**	3,153	9%

In quarter

Premiums and deposits for the quarter were $1,548 million, an increase of $583 million or 60% compared to the same period in 2005. Premiums and deposits in the third quarter include US$497 million due to the recapture of a reinsurance agreement. Excluding the impact of the recapture of the reinsurance agreement, premiums and deposits were US$890 million, an increase of $64 million or 8% compared to the same period in 2005. The increase is attributable to sales of the BOLI general account product.

Sales for the quarter increased $30 million or 7% compared to the same period in 2005. The increase is primarily in Individual Markets, due to higher general and separate account sales of the BOLI product in 2006.

Nine months

Premiums and deposits for the nine months ended September 30, 2006 were $3,649 million, an increase of $49 million or 1% compared to the same period in 2005. Excluding the impact of the recapture of a reinsurance agreement, premiums and deposits were US$2,732 million, a decrease of US$219 million or 7% compared to 2005. The Company's segregated funds include investment options that purchase guaranteed interest annuity contracts. In the first nine months of 2005 there was a large purchase of such guaranteed interest annuity contracts of US$353 million compared to only US$43 million for the nine months ended September 30, 2006. Individual Markets premium increased US$248 million primarily related to higher BOLI sales.

Sales for the nine months ended September 30, 2006 increased $182 million or 15% compared to the same period in 2005. The increase is primarily in Individual Markets which exhibited growth in the general and separate account sales of the BOLI product, as well as increased sales of the Schwab variable annuity product.

Increase in participant accounts is primarily in the FASCore line of business. FASCore increased due to the addition of new institutions since the third quarter of 2005 including Franklin Templeton Investments with 77,000 participants, Federated Investors with 80,000 participants and JP Morgan with 15,000 participants.

Financial Services - Retirement Services customer account values

	Change for the three months ended September 30		Total at September 30		
	2006	2005	**2006**	2005	% Change
General account - fixed options					
Public/Non-profit	**$ (58)**	$ (290)	**$ 4,014**	$ 4,378	-8%
401(k)	**10**	(45)	**1,260**	1,281	-2%
	$ (48)	$ (335)	**$ 5,274**	$ 5,659	-7%
Segregated funds - variable options					
Public/Non-profit	**$ 240**	$ (222)	**$ 6,419**	$ 6,516	-1%
401(k)	**140**	(267)	**7,438**	7,369	1%
	$ 380	$ (489)	**$ 13,857**	$ 13,885	-
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	**$ 1,602**	$ 256	**$ 44,754**	$ 38,785	15%
401(k)	**70**	(338)	**6,494**	6,005	8%
Institutional (FASCore)	**952**	(566)	**27,857**	21,226	31%
	$ 2,624	$ (648)	**$ 79,105**	$ 66,016	20%

All of the customer account values were negatively impacted by the strengthening of the Canadian dollar against the US dollar.

Account values invested in the general account fixed investment options have decreased in US dollars by 3% compared to the same period last year, due to the termination of a single large case that totalled $60 million US dollars.

Account values invested in the segregated variable investment options have increased 3% in US dollars compared to the same period last year due to the improvement in U.S. equity markets.

Participant accounts' values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased 24% in US dollars in 2006. The increase is primarily attributable to an increase in participants from institutional cases and improvement in U.S. equity markets.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct primary business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average year-to-date rate.

In 2005, the Company mitigated the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts was reflected in the net effective rates. In 2006, the Company has no forward foreign currency contracts in place. The rates used to translate foreign currency denominated items are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
British pound			
September 30, 2006	**$2.09**	**$2.06**	**$2.0600**
June 30, 2006	$2.06	$2.04	$2.0400
December 31, 2005	$2.00	$2.21	$2.3272
September 30, 2005	$2.05	$2.26	$2.3214
June 30, 2005	$2.20	$2.31	$2.3072
Euro			
September 30, 2006	**$1.41**	**$1.41**	**$1.4100**
June 30, 2006	$1.42	$1.40	$1.4000
December 31, 2005	$1.38	$1.51	$1.6159
September 30, 2005	$1.40	$1.55	$1.6180
June 30, 2005	$1.48	$1.59	$1.6104
United States dollar			
September 30, 2006	**$1.12**	**$1.13**	**$1.1300**
June 30 2006	$1.12	$1.14	$1.1400
December 31, 2005	$1.17	$1.21	$1.2553
September 30, 2005	$1.16	$1.22	$1.2534
June 30, 2005	$1.23	$1.24	$1.2440

The currency translation impact discussed in the Europe section of this report is based on the application to the 2006 results of the 2005 translation rates including, where appropriate, the impact of forward foreign exchange contracts in place in 2005.

Currency translation impact is a non-GAAP financial measure which attempts to remove the impact of changed currency translation rates on GAAP results. Refer to "Non-GAAP Financial Measures" section of this report.

2006 DEVELOPMENTS

- Shareholder net income in quarter was $129 million, up 72% from the third quarter of 2005. Excluding the unfavourable impact of currency translation, shareholder net income was up 97%.
- Insurance & Annuities premiums and deposits in quarter increased by $517 million, up 38% over the third quarter of 2005. Excluding the unfavourable impact of currency translation, Insurance & Annuities premiums and deposits increased 44%.
- Insurance & Annuities sales in quarter increased by $475 million, up 50% over the third quarter of 2005. Excluding the unfavourable impact of currency translation, Insurance & Annuities sales grew by 57%.
- The Company agreed to purchase a payout annuity block of business from The Equitable Life Assurance Society in the U.K. in the second quarter.

PURCHASE OF PAYOUT ANNUITY BLOCK IN THE UNITED KINGDOM

During the second quarter, the Company's United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. The block of business adds approximately 130,000 annuity policies. This represents a significant increase to Canada Life Limited's existing annuity business and brings the Company's annuity policies to a total of approximately 280,000 policies. This acquisition, along with Phoenix and London Assurance Limited payout annuity acquisition in 2005, furthers the Company's strategy to capitalize on its position in core European markets and will add to Canada Life's strong position in the payout annuity market.

Under the terms of the transaction, the Company will assume a block of payout annuity liabilities, and receive a corresponding amount of assets. At year-end 2005, the value of the assets and liabilities was £4.6 billion ($9.3 billion). Effective January 1, 2006, the Company acquired these liabilities by way of indemnity reinsurance. Arrangements are being made to transfer the policies and supporting assets to the Company. This transfer is expected to be completed in the first quarter of 2007, subject to regulatory and court approval.

At September 30, 2006, the transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.5 billion on the consolidated balance sheet.

FINANCIAL INFORMATION – EUROPE

Selected consolidated financial information - Europe

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 2,618**	$ 2,006	31%	**$ 8,548**	$ 6,957	23%
Fee and other income	**155**	123	26%	**453**	357	27%
Paid or credited to policyholders	**1,837**	1,391	32%	**5,971**	5,015	19%
Net income - common shareholders	**129**	75	72%	**336**	277	21%
Total assets				**$ 37,712**	$ 25,002	51%
Segregated funds assets				**22,745**	18,242	25%
Total assets under administration				**$ 60,457**	$ 43,244	40%

Consolidated operations	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 1,508**	1,182	**$ 5,067**	$ 4,648
Net investment income	**516**	337	**1,313**	829
Fee and other income	**155**	123	**453**	357
Total income	**2,179**	1,642	**6,833**	5,834
Benefits and expenses:				
Paid or credited to policyholders	**1,837**	1,391	**5,971**	5,015
Other	**181**	159	**458**	468
Amortization of finite life intangible assets	**1**	2	**3**	4
Net operating income before income taxes	**160**	90	**401**	347
Income taxes	**24**	14	**43**	62
Net income before non-controlling interests	**136**	76	**358**	285
Non-controlling interests	**4**	1	**16**	8
Net income - shareholders	**132**	75	**342**	277
Perpetual preferred share dividends	**3**	-	**6**	-
Net income - common shareholders	**$ 129**	$ 75	**$ 336**	$ 277

NET INCOME

Net income - common shareholders	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Insurance & Annuities	**$ 98**	$ 77	27%	**$ 275**	$ 234	18%
Reinsurance	**34**	9	278%	**77**	53	45%
Corporate	**(3)**	(11)	-73%	**(16)**	(10)	60%
	$ 129	$ 75	72%	**$ 336**	$ 277	21%

Note: 2005 results have been reclassified to conform with the 2006 segment presentation.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended September 30			For the nine months ended September 30		
Business/Product	2006	2005	% Change	2006	2005	% Change
UK / Isle of Man	$ 1,527	$ 998	53%	$ 4,445	$ 3,145	41%
Ireland / Germany	336	346	-3%	990	1,011	-2%
International	6	8	-25%	16	25	-36%
Insurance & Annuities	1,869	1,352	38%	5,451	4,181	30%
Reinsurance	749	654	15%	3,097	2,776	12%
Total premiums and deposits	$ 2,618	$ 2,006	31%	$ 8,548	$ 6,957	23%
Summary by Type						
Risk-based products	$ 1,508	$ 1,182	28%	$ 5,067	$ 4,648	9%
Segregated funds deposits						
Individual products	1,110	824	35%	3,481	2,309	51%
Total premiums and deposits	$ 2,618	$ 2,006	31%	$ 8,548	$ 6,957	23%

Sales	For the three months ended September 30			For the nine months ended September 30		
Business/Product	2006	2005	% Change	2006	2005	% Change
UK / Isle of Man	$ 1,272	$ 790	61%	$ 3,582	$ 2,359	52%
Ireland / Germany	155	162	-4%	504	556	-9%
Insurance & Annuities	1,427	952	50%	4,086	2,915	40%
Reinsurance	668	577	16%	2,856	2,565	11%
Total sales	$ 2,095	$ 1,529	37%	$ 6,942	$ 5,480	27%

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

Net income

In quarter

Net income attributable to common shareholders increased $21 million or 27%, to $98 million compared to the third quarter of 2005. Excluding the unfavourable impact of currency translation, net income was up 46%.

The increase in earnings was driven by growth in the U.K. payout annuity business due to favourable investment experience, as well as the contribution from the Phoenix and London payout annuity block acquired in 2005 and the Equitable Life payout annuity block reinsured from May 2006. The Phoenix and London block contribution represents mortality, investment and expense experience, which is emerging more favourably than the pricing assumptions. In addition, earnings benefited from improved mortality and expense experience in the group insurance business. Improved operational efficiencies and equity market performance also contributed to the overall strong performance.

Nine months
Net income attributable to common shareholders increased $41 million or 18%, to $275 million compared to the nine months ended September 30, 2005. Excluding the unfavourable impact of currency translation , net income was up 32%.

The increase in earnings was driven by growth in the U.K. payout annuity business due to favourable investment experience, as well as the contribution from the Phoenix and London payout annuity block acquired in 2005 and the Equitable Life payout annuity block reinsured from May 2006. In addition, earnings benefited from improved mortality, morbidity and expense experience, favourable investment experience and asset/liability matching in the group insurance business. The 2005 results also included a one-time investment gain in Ireland of 6 million euros resulting from lower reserve requirements in connection with investment fund guarantees. Improved operational efficiencies and equity market performance also contributed to the overall strong performance.

Premiums and deposits and sales

In quarter
Premiums and deposits increased $517 million or 38%. Excluding the unfavourable currency translation impact of $82 million, premiums and deposits increased $599 million or 44% compared to the third quarter of 2005. The increase was due to higher premiums on payout annuity products and segregated fund premiums on savings products in the United Kingdom/Isle of Man, as well as pension products in Germany. The UK payout annuity sales increase, as compared to the same period in 2005, reflected a surge of business following the implementation of new retirement legislation in April of 2006.

Sales increased by $475 million or 50%. Excluding the unfavourable currency translation impact of $67 million, sales increased $542 million or 57% compared to the third quarter of 2005. The strong sales growth was driven by U.K. payout annuities, savings products in the United Kingdom/Isle of Man, as well as pension products in Germany. While the results were strong, sales of savings products in the Isle of Man tend to be larger and less uniform, resulting in volatility in sales trends.

Nine months
Premiums and deposits increased $1,270 million or 30% for the nine months ended September 30, 2006. Excluding the unfavourable currency translation impact of $531 million, premiums and deposits increased $1,801 million or 43% compared to the same period in 2005. The increase reflects higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and Ireland, pension products in Germany and higher premiums in U.K. payout annuities. The increase in U.K. payout annuities reflected a recovery in the second and third quarters, from the first quarter. A more competitive environment combined with customers delaying purchasing decisions on payout annuities prior to the introduction of new retirement legislation in April of 2006 characterized the first quarter.

Sales increased by $1,171 million or 40% for the nine months ended September 30, 2006. Excluding the unfavourable currency translation impact of $398 million, sales increased $1,569 million or 54% compared to the same period in 2005. Strong sales growth in savings products in the United Kingdom/Isle of Man and Ireland, and UK payout annuities were partly offset by weaker pension sales in Ireland and Germany. The slight decrease in Germany reflects the carry over into the first quarter of 2005 of the surge in sales caused by changes to the taxation of pension products in 2004. Excluding the carry over of the sales surge into the first quarter of 2005, sales in Germany increased 89% compared to the same period last year. The increase in U.K. payout annuities reflected a recovery in the second and third quarters, from the first quarter. A more competitive environment combined with customers delaying purchasing decisions on payout annuities prior to the introduction of new retirement legislation in April of 2006 characterized the first quarter.

REINSURANCE

The 2005 net income results have been reclassified to conform with the 2006 segment presentation. The $30 million after tax provision relating to expected losses arising from hurricane activity along the Gulf Coast of the United States and the $19 million reduction of provisions held in connection with 9/11 claims recorded in the third quarter of 2005 in Reinsurance, have been reclassified to Corporate.

Net income

In quarter

Net income for the Reinsurance business unit was $34 million, an increase of $25 million compared to the same period in 2005. The 2006 results reflect higher renewal profits, lower new business strain and improved mortality experience offset by an increase in provisions recorded in the quarter on certain property and casualty contracts. The 2005 results also included favourable investment experience and asset/liability matching.

Nine months

Net income for the Reinsurance business unit was $77 million, an increase of $24 million from the nine months ended September 30, 2005. Excluding the unfavourable impact of currency translation, net income was up 59%. The 2006 results reflect higher renewal profits, lower new business strain and favourable mortality experience offset by an increase in provisions recorded in the third quarter on certain property and casualty contracts.

The 2005 results also included favourable investment experience and asset/liability matching, an increase in provision for adverse development of $48 million as well as a decrease in actuarial liabilities of $41 million arising from a reinsurance agreement between London Life and General Reinsurance Company Limited, a subsidiary of LRG and Canada Life Assurance (Ireland) Ltd., to provide guarantee risk protection.

Premiums and deposits and sales

In quarter

Premiums and deposits for the Reinsurance business unit were $749 million, an increase of $95 million or 15% over the third quarter of 2005. Sales were $668 million, an increase of $91 million or 16% over the same period in 2005. This primarily reflects higher business activity.

Nine months

Premiums and deposits for the Reinsurance business unit were $3,097 million, an increase of $321 million or 12% over the nine months ended September 30, 2005. Sales were $2,856 million, an increase of $291 million or 11% over the same period in 2005. This primarily reflects a large payout annuity reinsurance contract written in 2006, as well as the renegotiation and commutation of certain reinsurance contracts in 2005 and 2006.

CORPORATE

In the second quarter, the Company established a Corporate line of business within the Europe reporting segment. The Corporate account includes financing charges, certain non-continuing items relating to hurricane provisions and 9/11 claims experience as well as the results for non-core international businesses.

Net income

In quarter
The third quarter 2006 results included financing costs of $3 million partly offset by income from the non-continuing operations. The third quarter 2005 results reflected a provision of $30 million relating to expected losses arising from hurricane activities along the Gulf Coast of the United States partly offset by a $19 million reduction in provisions held for 9/11 claims.

Nine months
The 2006 results include a charge of $32 million incurred by Canada Life in connection with the unfavourable development related to an arbitration with one of its retrocessionaires in respect of discontinued product arising out of the event of September 11, 2001. Partly mitigating this charge were two other non-recurring items which in aggregate increased net income by $17 million. The 2005 results reflect a provision of $30 million relating to expected losses arising from hurricane activities along the Gulf Coast of the United States partly offset by a $19 million reduction in provisions held for 9/11 claims.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Consolidated operations	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	2006	2005
Income:				
Premium income	$ -	$ -	$ -	$ -
Net investment income	27	(3)	27	(9)
Fee and other income	-	-	-	-
Total income	27	(3)	27	(9)
Benefits and expenses:				
Paid or credited to policyholders	-	-	-	-
Other	1	1	3	3
Restructuring costs	-	4	-	22
Amortization of finite life intangible assets	-	-	-	-
Net operating income before income taxes	26	(8)	24	(34)
Income taxes	21	-	29	4
Net income before non-controlling interests	5	(8)	(5)	(38)
Non-controlling interests	-	-	-	-
Net income - common shareholders	$ 5	$ (8)	$ (5)	$ (38)

In quarter
Corporate net income was $5 million compared to a charge of $8 million in the third quarter of 2005, comprised of the following after-tax items: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($4 million in 2005), $5 million of U.S. withholding tax ($3 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $1 million of operating expense ($1 million in 2005) incurred at the Lifeco level, and $17 million of net investment income primarily foreign exchange gains on the strengthening of the Canadian dollar and offset by $6 million of tax charges.

Nine months
Corporate net income was a charge of $5 million compared to a charge of $38 million for the nine months ended September 30, 2005, comprised of the following after-tax items: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($17 million in 2005), $11 million of U.S. withholding tax ($14 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 million non-recurring capital tax charge on a Lifeco subsidiary, $2 million of operating expense ($7 million in 2005) incurred at the Lifeco level, and $17 million of net investment income primarily foreign exchange gains on the strengthening of the Canadian dollar and offset by $6 million of tax charges.

OTHER INFORMATION
Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Income				
Premium income	**$ 4,332**	$ 3,186	**$ 12,471**	$ 11,530
Net investment income (note 2)	**1,577**	1,396	**4,416**	4,015
Fee and other income	**658**	606	**1,982**	1,808
	6,567	5,188	**18,869**	17,353
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,871**	3,650	**13,831**	12,547
Commissions	**325**	294	**999**	954
Operating expenses	**532**	535	**1,635**	1,652
Premium taxes	**67**	58	**193**	183
Financing charges (note 3)	**54**	49	**152**	146
Amortization of finite life intangible assets	**5**	5	**14**	14
Restructuring costs	**-**	4	**-**	22
Net income before income taxes	**713**	593	**2,045**	1,835
Income taxes - current	**198**	194	**425**	393
- future	**(12)**	(54)	**66**	48
Net income before non-controlling interests	**527**	453	**1,554**	1,394
Non-controlling interests (note 8)	**36**	24	**132**	86
Net income - shareholders	**491**	429	**1,422**	1,308
Perpetual preferred share dividends	**14**	8	**38**	22
Net income - common shareholders	**$ 477**	$ 421	**$ 1,384**	$ 1,286
Earnings per common share (note 12)				
Basic	**$ 0.537**	$ 0.472	**$ 1.554**	$ 1.443
Diluted	**$ 0.532**	$ 0.468	**$ 1.542**	$ 1.430

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	September 30, 2006	December 31, 2005	September 30, 2005
Assets			
Bonds	$ 62,558	$ 59,298	$ 59,132
Mortgage loans	15,113	14,605	14,422
Stocks	4,271	4,028	3,654
Real estate	2,050	1,842	1,814
Loans to policyholders	6,692	6,646	6,522
Cash and certificates of deposit	3,267	2,961	3,248
Funds held by ceding insurers	11,596	2,556	1,980
Goodwill	5,325	5,327	5,327
Intangible assets	1,450	1,453	1,462
Other assets (note 4)	3,646	3,445	3,523
Total assets	$ 115,968	$ 102,161	$ 101,084
Liabilities			
Policy liabilities			
Actuarial liabilities	$ 82,556	$ 71,263	$ 70,223
Provision for claims	1,140	999	1,041
Provision for policyholder dividends	559	535	599
Provision for experience rating refunds	439	401	368
Policyholder funds	2,071	2,088	1,843
	86,765	75,286	74,074
Debentures and other debt instruments (note 5)	1,953	1,903	1,922
Funds held under reinsurance contracts	3,433	4,089	4,350
Other liabilities (note 6)	5,953	4,231	4,422
Repurchase agreements	1,072	1,023	1,042
Deferred net realized gains	2,726	2,598	2,495
	101,902	89,130	88,305
Preferred shares (note 9)	760	787	797
Capital trust securities and debentures (note 7)	647	648	649
Non-controlling interests (note 8)			
Participating account surplus in subsidiaries	1,845	1,741	1,716
Preferred shares issued by subsidiaries	209	209	209
Perpetual preferred shares issued by subsidiaries	155	157	157
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	1,099	799	799
Common shares	4,673	4,660	4,659
Accumulated surplus	5,590	4,860	4,603
Contributed surplus	26	19	20
Currency translation account	(938)	(849)	(830)
	10,450	9,489	9,251
Liabilities, share capital and surplus	$ 115,968	$ 102,161	$ 101,084

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the nine months ended September 30	
	2006	2005
Accumulated surplus		
Balance, beginning of year	**$ 4,860**	$ 3,890
Net income	**1,422**	1,308
Repatriation of Canada Life seed capital from participating account	**-**	2
Share issue costs - preferred shares	**(5)**	(6)
Common share cancellation excess	**(36)**	(34)
Dividends to shareholders		
Perpetual preferred shareholders	**(38)**	(22)
Common shareholders	**(613)**	(535)
Balance, end of period	**$ 5,590**	$ 4,603
Contributed surplus		
Balance, beginning of year	**$ 19**	$ 14
Stock options		
Current year expense (note 10)	**8**	6
Exercised	**(1)**	-
Balance, end of period	**$ 26**	$ 20
Currency translation account		
Balance, beginning of year	**$ (849)**	$ (426)
Change during the period	**(89)**	(404)
Balance, end of period	**$ (938)**	$ (830)

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Operations				
Net income	**$ 491**	$ 429	**$ 1,422**	$ 1,308
Adjustments for non-cash items:				
Change in policy liabilities	**1,172**	136	**1,575**	1,594
Change in funds held by ceding insurers	**40**	127	**471**	357
Change in funds held under reinsurance contracts	**(524)**	79	**(621)**	11
Change in current income taxes payable	**50**	82	**(24)**	11
Future income tax expense	**(12)**	(54)	**66**	48
Other	**131**	11	**206**	111
Cash flows from operations	**1,348**	810	**3,095**	3,440
Financing Activities				
Issue of common shares	**3**	4	**20**	16
Issue of preferred shares	**-**	300	**300**	300
Purchased and cancelled common shares	**(13)**	(15)	**(43)**	(42)
Redemption of preferred shares	**(18)**	(7)	**(30)**	(7)
Issue of subordinated debentures in subsidiary	**-**	-	**336**	-
Repayment of subordinated debentures in subsidiary	**(250)**	-	**(250)**	-
Repayment of debentures and other debt instruments	**-**	(128)	**(22)**	(150)
Share issue costs	**1**	(6)	**(5)**	(6)
Dividends paid	**(228)**	(195)	**(651)**	(557)
	(505)	(47)	**(345)**	(446)
Investment Activities				
Bond sales and maturities	**7,351**	5,110	**20,683**	18,666
Mortgage loan repayments	**523**	(38)	**1,434**	1,529
Stock sales	**421**	384	**977**	984
Real estate sales	**129**	6	**174**	74
Change in loans to policyholders	**(19)**	(12)	**(239)**	(184)
Change in repurchase agreements	**14**	(163)	**132**	227
Acquisition of business	**-**	22	**-**	22
Investment in bonds	**(7,586)**	(4,904)	**(22,091)**	(19,974)
Investment in mortgage loans	**(847)**	36	**(2,052)**	(1,705)
Investment in stocks	**(380)**	(428)	**(1,018)**	(1,180)
Investment in real estate	**(399)**	(186)	**(515)**	(411)
	(793)	(173)	**(2,515)**	(1,952)
Effect of changes in exchange rates on cash and certificates of deposit	**31**	(168)	**71**	(266)
Increase in cash and certificates of deposit	**81**	422	**306**	776
Cash and certificates of deposit, beginning of period	**3,186**	2,826	**2,961**	2,472
Cash and certificates of deposit, end of period	**$ 3,267**	$ 3,248	**$ 3,267**	$ 3,248

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at September 30, 2006 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2005.

(b) Certain of 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Net Investment Income

Net investment income is comprised of the following:

	For the three months ended September 30, 2006				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 1,009	$ 61	$ 2	$ -	$ 1,072
Mortgage loans	219	11	-	-	230
Stocks	33	61	-	-	94
Real estate	29	17	-	-	46
Other	153	-	-	(18)	135
	$ 1,443	$ 150	$ 2	$ (18)	$ 1,577

	For the three months ended September 30, 2005				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 831	$ 60	$ (5)	$ -	$ 886
Mortgage loans	220	14	2	-	236
Stocks	17	81	-	-	98
Real estate	22	14	-	-	36
Other	154	-	-	(14)	140
	$ 1,244	$ 169	$ (3)	$ (14)	$ 1,396

	For the nine months ended September 30, 2006				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 2,818	$ 185	$ 8	$ -	$ 3,011
Mortgage loans	650	35	1	-	686
Stocks	98	185	-	-	283
Real estate	83	46	-	-	129
Other	359	-	-	(52)	307
	$ 4,008	$ 451	$ 9	$ (52)	$ 4,416

	For the nine months ended September 30, 2005				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 2,398	$ 191	$ 14	$ -	$ 2,603
Mortgage loans	666	41	17	-	724
Stocks	91	169	-	-	260
Real estate	97	33	-	-	130
Other	339	-	-	(41)	298
	$ 3,591	$ 434	$ 31	$ (41)	$ 4,015

3. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments together with distributions and interest on capital trust securities and debentures and preferred shares classified as liabilities.

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	2006	2005
Interest on long-term debentures and other debt instruments	$ 32	$ 30	$ 89	$ 89
Preferred share dividends	9	10	28	29
Interest on capital trust debentures	13	13	37	37
Other	4	-	7	-
Distributions on capital trust securities held by consolidated group as temporary investments	(4)	(4)	(9)	(9)
Total	$ 54	$ 49	$ 152	$ 146

4. Other Assets

Other assets consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Premiums in course of collection	$ 565	$ 623	$ 510
Interest due and accrued	1,059	893	973
Future income taxes	304	363	424
Fixed assets	255	279	264
Prepaid expenses	73	76	68
Accounts receivable	650	716	732
Accrued pension asset	192	179	194
Other	548	316	358
	$ 3,646	$ 3,445	$ 3,523

5. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Short term			
Commercial paper and other short term debt instruments with interest rates from 5.2% to 5.3% (4.0% to 5.0% in 2005)	$ 106	$ 112	$ 110
Revolving credit in respect of reinsurance business with interest rates from 6.0% to 6.1% maturing within one year (5.0% to 5.2% in 2005)	2	14	15
Total short term	108	126	125
Long term			
Operating:			
Notes payable with interest rate of 8.0%	8	9	9
Capital:			
Lifeco			
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,000
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	-	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	5	13	31
	305	563	581
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	196	205	207
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	336	-	-
Total long term	1,845	1,777	1,797
Total debentures and other debt instruments	$ 1,953	$ 1,903	$ 1,922

On September 19, 2006 The Canada Life Assurance Company (Canada Life) repaid the $250 principal of the 8% subordinated debentures.

During the second quarter of 2006, the Company issued $336 (U.S. $300) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through it's wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

6. Other Liabilities

Other liabilities consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Current income taxes	$ 351	$ 374	$ 415
Accounts payable	400	511	541
Liability for restructuring costs	-	-	22
Post retirement benefits provision	519	508	496
Bank overdraft	424	449	532
Future income taxes	314	317	290
Security purchase payable (note 13)	1,568	-	-
Other	2,377	2,072	2,126
	$ 5,953	$ 4,231	$ 4,422

7. Capital Trust Securities and Debentures

	September 30, 2006	December 31, 2005	September 30, 2005
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	$ 350	$ 350	$ 350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150	150
	800	800	800
Acquisition related fair market value adjustment	32	34	35
Capital trust securities held by consolidated group as temporary investments	(185)	(186)	(186)
Total	$ 647	$ 648	$ 649

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

8. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at September 30, 2006 and September 30, 2005.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Participating account				
Net income attributable to participating account before policyholder dividends				
Great-West Life	**$ 29**	$ 22	**$ 88**	$ 82
London Life	**170**	155	**522**	459
Canada Life	**47**	44	**139**	134
GWL&A	**26**	32	**95**	112
Policyholder dividends				
Great-West Life	**(27)**	(25)	**(78)**	(73)
London Life	**(145)**	(139)	**(425)**	(406)
Canada Life	**(45)**	(40)	**(135)**	(129)
GWL&A	**(24)**	(30)	**(88)**	(107)
Net income	**31**	19	**118**	72
Preferred shareholder dividends of subsidiaries	**5**	5	**14**	14
Total	**$ 36**	$ 24	**$ 132**	$ 86

(b) The carrying value of non-controlling interests consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Participating account surplus:			
Great-West Life	**$ 382**	$ 372	$ 369
London Life	**1,243**	1,151	1,132
Canada Life	**29**	25	20
GWL&A	**191**	193	195
	$ 1,845	$ 1,741	$ 1,716
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**10**	12	12
	$ 155	$ 157	$ 157

9. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares, Unlimited Common Shares

Issued and outstanding

	September 30, 2006		December 31, 2005		September 30, 2005	
	Number	**Stated value**	Number	Stated value	Number	Stated value
Preferred shares:						
Classified as liabilities						
Series D, 4.70% Non-Cumulative First Preferred Shares	**7,978,900**	**$ 199**	7,978,900	$ 199	7,995,700	$ 200
Series E, 4.80% Non-Cumulative First Preferred Shares	**22,422,215**	**561**	23,499,915	588	23,866,115	597
	30,401,115	**$ 760**	31,478,815	$ 787	31,861,815	$ 797
Perpetual preferred shares:						
Classified as equity						
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series I, 4.50% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	-	-	-	-
	43,957,001	**$ 1,099**	31,957,001	$ 799	31,957,001	$ 799
Common shares:						
Balance, beginning of year	**890,689,076**	**$ 4,660**	890,592,348	$ 4,651	890,592,348	$ 4,651
Purchased and cancelled under Normal Course Issuer Bid	**(1,511,300)**	**(7)**	(2,012,600)	(11)	(1,493,100)	(8)
Issued under Stock Option Plan	**1,911,667**	**20**	2,109,328	20	1,787,030	16
Balance, end of period	**891,089,443**	**$ 4,673**	890,689,076	$ 4,660	890,886,278	$ 4,659

During the second quarter of 2006, the Company issued 12,000,000 Series I, 4.50% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after June 30, 2011, for $25 per share plus a premium if the shares are redeemed before June 30, 2015.

During the nine months ended September 30, 2006, 1,077,700 Series E 4.80% Non-Cumulative First Preferred Shares were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $30 or an average of $27.37 per share. The price in excess of stated value was charged to income.

10. Stock Based Compensation

No options were granted under the Company's stock option plan during the third quarter of 2006 and 50,000 options were granted during the second quarter of 2006 (100,000 options were granted during the first quarter of 2005 and no options were granted during the second or third quarter of 2005). The weighted-average fair value of options granted during the nine months ended September 30, 2006 were $5.48 per option ($6.68 per option during the nine months ended September 30, 2005).

Compensation expense of $8 after tax has been recognized in the Summary of Consolidated Operations for the nine months ended September 30, 2006 ($6 after tax for the nine months ended September 30, 2005).

11. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Pension benefits	**$ 17**	$ 20	**$ 54**	$ 53
Other benefits	**4**	11	**16**	33
Total	**$ 21**	$ 31	**$ 70**	$ 86

12. Earnings Per Common Share

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
a) Earnings				
Net income - common shareholders	**$ 477**	$ 421	**$ 1,384**	$ 1,286
b) Number of common shares				
Average number of common shares outstanding			**891,036,927**	891,001,423
Add:				
-Potential exercise of outstanding stock options			**6,523,709**	8,017,290
Average number of common shares outstanding - diluted basis			**897,560,636**	899,018,713
Earnings per common share				
Basic	**$ 0.537**	$ 0.472	**$ 1.554**	$ 1.443
Diluted	**$ 0.532**	$ 0.468	**$ 1.542**	$ 1.430

13. Acquisitions

(a) During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to the Company and the transfer is expected to be completed in the first quarter of 2007 subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.5 billion (£4.6 billion) on the consolidated balance sheet at September 30, 2006.

(b) During the second quarter of 2006, GWL&A, entered into a reinsurance agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction closed on October 2, 2006, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (U.S. $1.4 billion) on the consolidated balance sheet. In addition, the Company will receive fee income by providing administrative services and recordkeeping functions on approximately $7.1 billion (U.S. $6.3 billion) of participant account values.

In anticipation of a large receipt of cash in early October associated with the above transaction, the Company purchased approximately $1.6 billion (U.S. $1.4 billion) of U.S. government securities at close of business on September 29, 2006 in order to fix the interest rate earned. These purchases coincided with the pricing of the reinsurance transaction which settled on October 2, 2006. The securities purchases settled in early October. The transaction resulted in an increase in invested assets and a corresponding increase in other liabilities of approximately $1.6 billion (U.S. $1.4 billion) at September 30, 2006.

(c) On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Company.

14. Reinsurance Transaction

During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 associated with the transaction have been recorded in the Summary of Consolidated Operations as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $557 to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

15. Segmented Information

Consolidated Operations

For the three months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,563	$ 1,261	$ 1,508	$ -	$ 4,332
Net investment income	695	339	516	27	1,577
Fee and other income	220	283	155	-	658
Total income	2,478	1,883	2,179	27	6,567
Benefits and expenses:					
Paid or credited to policyholders	1,614	1,420	1,837	-	4,871
Other	509	287	181	1	978
Amortization of finite life intangible assets	4	-	1	-	5
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	351	176	160	26	713
Income taxes	89	52	24	21	186
Net income before non-controlling interests	262	124	136	5	527
Non-controlling interests	30	2	4	-	36
Net income - shareholders	232	122	132	5	491
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 221	$ 122	$ 129	$ 5	$ 477

GREAT-WEST LIFECO INC.

For the three months ended September 30, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,451	$ 553	$ 1,182	$ -	$ 3,186
Net investment income	695	367	337	(3)	1,396
Fee and other income	198	285	123	-	606
Total income	2,344	1,205	1,642	(3)	5,188
Benefits and expenses:					
Paid or credited to policyholders	1,540	719	1,391	-	3,650
Other	488	288	159	1	936
Amortization of finite life intangible assets	3	-	2	-	5
Restructuring costs	-	-	-	4	4
Net operating income before income taxes	313	198	90	(8)	593
Income taxes	81	45	14	-	140
Net income before non-controlling interests	232	153	76	(8)	453
Non-controlling interests	21	2	1	-	24
Net income - shareholders	211	151	75	(8)	429
Perpetual preferred share dividends	8	-	-	-	8
Net income - common shareholders	$ 203	$ 151	$ 75	$ (8)	$ 421

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,774	$ 2,630	$ 5,067	$ -	$ 12,471
Net investment income	2,065	1,011	1,313	27	4,416
Fee and other income	659	870	453	-	1,982
Total income	7,498	4,511	6,833	27	18,869
Benefits and expenses:					
Paid or credited to policyholders	4,759	3,101	5,971	-	13,831
Other	1,656	862	458	3	2,979
Amortization of finite life intangible assets	11	-	3	-	14
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	1,072	548	401	24	2,045
Income taxes	262	157	43	29	491
Net income before non-controlling interests	810	391	358	(5)	1,554
Non-controlling interests	108	8	16	-	132
Net income - shareholders	702	383	342	(5)	1,422
Perpetual preferred share dividends	32	-	6	-	38
Net income - common shareholders	$ 670	$ 383	$ 336	$ (5)	$ 1,384

For the nine months ended September 30, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,553	$ 2,329	$ 4,648	$ -	$ 11,530
Net investment income	2,072	1,123	829	(9)	4,015
Fee and other income	576	875	357	-	1,808
Total income	7,201	4,327	5,834	(9)	17,353
Benefits and expenses:					
Paid or credited to policyholders	4,725	2,807	5,015	-	12,547
Other	1,564	900	468	3	2,935
Amortization of finite life intangible assets	10	-	4	-	14
Restructuring costs	-	-	-	22	22
Net operating income before income taxes	902	620	347	(34)	1,835
Income taxes	205	170	62	4	441
Net income before non-controlling interests	697	450	285	(38)	1,394
Non-controlling interests	73	5	8	-	86
Net income - shareholders	624	445	277	(38)	1,308
Perpetual preferred share dividends	22	-	-	-	22
Net income - common shareholders	$ 602	$ 445	$ 277	$ (38)	$ 1,286

GREAT-WEST
LIFECO INC.

Member of the Power Financial Corporation group of companies.

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Form 52-109F2 - Certification of Interim Filings

I, R.L. McFeetors, President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 1, 2006

'R.L. McFeetors'
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, W.W. Lovatt, Vice-President, Finance, Canada, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 1, 2006

'W.W. Lovatt'
Vice-President, Finance, Canada

Form 52-109F2 - Certification of Interim Filings

I, M.T.G. Graye, Vice-President, Finance, United States, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 1, 2006

'M.T.G. Graye'
Vice-President, Finance, United States

Form 52-109F2 - Certification of Interim Filings

I, A. Guertin, Vice-President, Finance, Europe, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 1, 2006

'A. Guertin'
Vice-President, Finance, Europe

GREAT-WEST LIFECO INC.

RELEASE

Readers are referred to the caution regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports third quarter 2006 results

Winnipeg, November 1, 2006 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $477 million for the three months ended September 30, 2006 compared to net income of $421 million reported a year ago. On a per share basis, this result represents $0.537 per common share for the three months ended September 30, 2006, an increase of 14% (24% on a constant currency basis) compared to $0.472 per common share for 2005.

For the nine months ended September 30, 2006, net income attributable to common shareholders was $1,384 million compared to $1,286 million reported a year ago. On a per share basis, this result represents $1.554 per common share for the nine months ended September 30, 2006, an increase of 8% (16% on a constant currency basis) compared to $1.443 per common share for 2005.

The 2005 results include restructuring charges and provisions for expected losses arising from hurricane damage which impacted earnings per common share in the quarter by $0.004 and $0.034, respectively, and for nine months by $0.019 and $0.034, respectively. Excluding these amounts, earnings per share for 2006 grew 5% in the quarter (15% on a constant currency basis), and 4% for nine months (12% on a constant currency basis).

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights

- On October 31, 2006, Great-West Life & Annuity Insurance Company (GWL&A) reached an agreement with Key Family of Companies in Indiana to acquire all of the outstanding shares of Indiana Health Network, Inc. (IHN), an Indiana-based hospital and physician network. GWL&A expects the transaction will close by December 31, 2006, will add nearly 75,000 members to GWL&A's healthcare division, and will be accretive to earnings in 2007.
- Quarterly dividends declared were $0.24 per common share payable December 29, 2006. Dividends paid on common shares for the nine months ended September 30, 2006 were 15% higher than a year ago.
- Earnings per common share for the third quarter of 2006 increased 14% (24% on a constant currency basis) compared to a year ago.
- Return on common shareholders' equity increased to 20.7% for the twelve months ended September 30, 2006 compared to 20.6% a year ago.
- Assets under administration at September 30, 2006 totalled $197.5 billion, up $20.1 billion from December 31, 2005 levels.

.../2

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5
A member of the Power Financial Corporation group of companies.

Consolidated net earnings for Lifeco are the net earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the third quarter of 2006 increased 9% to $221 million from $203 million at September 30, 2005. For the nine months ended September 30, 2006, earnings were up 11% to $670 million from $602 million at September 30, 2005.

Total sales for the nine months ended September 30, 2006 were $5.9 billion, an increase of 24% over September 30, 2005 levels.

Total assets under administration at September 30, 2006 were $91.7 billion, up $3.7 billion from December 31, 2005 levels.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the third quarter of 2006 in US $ decreased 6% to $110 million from $117 million at September 30, 2005. For the nine months ended September 30, 2006, earnings increased 1% to $339 million from $336 million at September 30, 2005. Translated to Canadian $, earnings for the nine months ended September 30, 2006 were $383 million compared to $445 million a year ago.

Total sales for the nine months ended September 30, 2006 were US $1,832 million, an increase of 7% over September 30, 2005 levels.

Total assets under administration of US $40.4 billion at September 30, 2006 were up $2.5 billion from December 31, 2005 levels.

EUROPE

Consolidated net earnings of the European segment of Lifeco include operating currencies in British Pounds Sterling £, Euros €, US $ and Canadian $. For the third quarter of 2006, on a constant currency basis, net earnings attributable to common shareholders increased 97% compared to September 30, 2005. For the nine months ended September 30, 2006, on a constant currency basis, earnings increased 36%. Translated to Canadian $, 2006 earnings were $129 million and $336 million for the third quarter and nine months respectively, compared to $75 million and $277 million for 2005.

Total sales for the nine months ended September 30, 2006 were Canadian $6.9 billion, an increase of 38% on a constant currency basis over September 30, 2005 levels.

Total assets under administration at September 30, 2006 were Canadian $60.5 billion, up $15.5 billion from December 31, 2005 levels.

.../3

CORPORATE

Corporate net earnings for Lifeco attributable to common shareholders were $5 million for the third quarter of 2006, and a net charge of $5 million for the nine months ended September 30, 2006 compared to net charges of $8 million and $38 million in 2005.

Corporate net earnings for Lifeco attributable to common shareholders in 2005 included restructuring costs related to the acquisition of Canada Life Financial Corporation of $4 million after-tax and $17 million after-tax for the third quarter and nine months, respectively.

CONSTANT CURRENCY

The translation of foreign currency denominated earnings to Canadian dollars in 2006 compared to 2005 and the expiry in 2005 of favourable forward foreign exchange contracts has resulted in a decrease in the Company's Canadian dollar equivalent earnings of approximately $103 million for the first nine months of 2006.

Adjusting for the negative impact of currency in 2006, earnings per common share for the third quarter and first nine months increased 24% and 16%, respectively.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.24 per share on the common shares of the Company payable December 29, 2006 to shareholders of record at the close of business December 1, 2006.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share,

all payable December 29, 2006 to shareholders of record at the close of business December 1, 2006.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have over $197 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

.../4

Caution regarding Forward-Looking Information and Non-GAAP Financial Measures
This release contains forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's MD&A, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

This release contains non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings or sales on a constant currency basis", "earnings adjusted for the negative impact of currency", "adjusted net income", "earnings before adjustments", "net income before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Further information
Selected financial information is attached.

Great-West Lifeco's third quarter analyst teleconference will be held Wednesday, November 1, at 3:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:

- Participants in the Toronto area: 416-641-6130
- Participants from North America: 1-866-862-3912
- Participants from Overseas: Dial international access code first, then 800-9559-6849

A replay of the call will be available from November 1, until November 8, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3170774#).

Additional information relating to Lifeco, including the most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A) and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:
Marlene Klassen
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 4,332**	$ 3,186	36%	**$ 12,471**	$ 11,530	8%
Self-funded premium equivalents (ASO contracts)	**1,732**	1,850	-6%	**5,537**	5,685	-3%
Segregated funds deposits:						
Individual products	**1,836**	1,410	30%	**6,005**	4,393	37%
Group products	**1,120**	1,222	-8%	**3,841**	3,772	2%
Total premiums and deposits	**9,020**	7,668	18%	**27,854**	25,380	10%
Fee and other income	**658**	606	9%	**1,982**	1,808	10%
Paid or credited to policyholders	**4,871**	3,650	33%	**13,831**	12,547	10%
Net income - common shareholders before adjustments (1)	**477**	455	5%	**1,384**	1,333	4%
Adjustments after tax (1)	**-**	34		**-**	47	
Net income - common shareholders	**477**	421	13%	**1,384**	1,286	8%
Per common share						
Basic earnings before adjustments (1)	**$ 0.537**	$ 0.510	5%	**$ 1.554**	$ 1.496	4%
Adjustments after tax (1)	**-**	0.038		**-**	0.053	
Basic earnings after adjustments	**0.537**	0.472	14%	**1.554**	1.443	8%
Dividends paid	**0.2400**	0.210	14%	**0.6875**	0.600	15%
Book value				**10.49**	9.49	11%
Return on common shareholders' equity (12 months):						
Net income before adjustments (1)				**20.7%**	21.2%	
Net income				**20.7%**	20.6%	
At September 30						
Total assets				**$ 115,968**	$ 101,084	15%
Segregated funds assets				**81,484**	73,033	12%
Total assets under administration				**$ 197,452**	$ 174,117	13%
Share capital and surplus				**$ 10,450**	$ 9,251	13%

(1) Net income, basic earnings per common share and return on shareholders' equity are presented before the following adjustments as a non-GAAP financial measure of earnings performance:

(a) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended September 30, 2005 includes restructuring costs related to the acquisition of $4 after tax, or $0.004 per common share. Shareholder net income for the nine months ended September 30, 2005 includes restructuring costs related to the acquisition of $17 after tax, or $0.019 per common share.

(b) Third quarter 2005 results include a charge of $30 after tax, or $0.034 per common share, related to provisions for expected losses arising from hurricane damage in 2005.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Income				
Premium income	**$ 4,332**	$ 3,186	**$ 12,471**	$ 11,530
Net investment income (note 2)	**1,577**	1,396	**4,416**	4,015
Fee and other income	**658**	606	**1,982**	1,808
	6,567	5,188	**18,869**	17,353
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,871**	3,650	**13,831**	12,547
Commissions	**325**	294	**999**	954
Operating expenses	**532**	535	**1,635**	1,652
Premium taxes	**67**	58	**193**	183
Financing charges (note 3)	**54**	49	**152**	146
Amortization of finite life intangible assets	**5**	5	**14**	14
Restructuring costs	**-**	4	**-**	22
Net income before income taxes	**713**	593	**2,045**	1,835
Income taxes - current	**198**	194	**425**	393
Income taxes - future	**(12)**	(54)	**66**	48
Net income before non-controlling interests	**527**	453	**1,554**	1,394
Non-controlling interests (note 8)	**36**	24	**132**	86
Net income - shareholders	**491**	429	**1,422**	1,308
Perpetual preferred share dividends	**14**	8	**38**	22
Net income - common shareholders	**$ 477**	$ 421	**$ 1,384**	$ 1,286
Earnings per common share (note 12)				
Basic	**$ 0.537**	$ 0.472	**$ 1.554**	$ 1.443
Diluted	**$ 0.532**	$ 0.468	**$ 1.542**	$ 1.430

GREAT-WEST LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	September 30, 2006	December 31, 2005	September 30, 2005
Assets			
Bonds	**$ 62,558**	$ 59,298	$ 59,132
Mortgage loans	**15,113**	14,605	14,422
Stocks	**4,271**	4,028	3,654
Real estate	**2,050**	1,842	1,814
Loans to policyholders	**6,692**	6,646	6,522
Cash and certificates of deposit	**3,267**	2,961	3,248
Funds held by ceding insurers	**11,596**	2,556	1,980
Goodwill	**5,325**	5,327	5,327
Intangible assets	**1,450**	1,453	1,462
Other assets (note 4)	**3,646**	3,445	3,523
Total assets	**$ 115,968**	$ 102,161	$ 101,084
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 82,556**	$ 71,263	$ 70,223
Provision for claims	**1,140**	999	1,041
Provision for policyholder dividends	**559**	535	599
Provision for experience rating refunds	**439**	401	368
Policyholder funds	**2,071**	2,088	1,843
	86,765	75,286	74,074
Debentures and other debt instruments (note 5)	**1,953**	1,903	1,922
Funds held under reinsurance contracts	**3,433**	4,089	4,350
Other liabilities (note 6)	**5,953**	4,231	4,422
Repurchase agreements	**1,072**	1,023	1,042
Deferred net realized gains	**2,726**	2,598	2,495
	101,902	89,130	88,305
Preferred shares (note 9)	**760**	787	797
Capital trust securities and debentures (note 7)	**647**	648	649
Non-controlling interests (note 8)			
Participating account surplus in subsidiaries	**1,845**	1,741	1,716
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**155**	157	157
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	**1,099**	799	799
Common shares	**4,673**	4,660	4,659
Accumulated surplus	**5,590**	4,860	4,603
Contributed surplus	**26**	19	20
Currency translation account	**(938)**	(849)	(830)
	10,450	9,489	9,251
Liabilities, share capital and surplus	**$ 115,968**	$ 102,161	$ 101,084

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the nine months ended September 30	
	2006	2005
Accumulated surplus		
Balance, beginning of year	**$ 4,860**	$ 3,890
Net income	**1,422**	1,308
Repatriation of Canada Life seed capital from participating account	**-**	2
Share issue costs - preferred shares	**(5)**	(6)
Common share cancellation excess	**(36)**	(34)
Dividends to shareholders		
Perpetual preferred shareholders	**(38)**	(22)
Common shareholders	**(613)**	(535)
Balance, end of period	**$ 5,590**	$ 4,603
Contributed surplus		
Balance, beginning of year	**$ 19**	$ 14
Stock options		
Current year expense (note 10)	**8**	6
Exercised	**(1)**	-
Balance, end of period	**$ 26**	$ 20
Currency translation account		
Balance, beginning of year	**$ (849)**	$ (426)
Change during the period	**(89)**	(404)
Balance, end of period	**$ (938)**	$ (830)

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Operations				
Net income	**$ 491**	$ 429	**$ 1,422**	$ 1,308
Adjustments for non-cash items:				
Change in policy liabilities	**1,172**	136	**1,575**	1,594
Change in funds held by ceding insurers	**40**	127	**471**	357
Change in funds held under reinsurance contracts	**(524)**	79	**(621)**	11
Change in current income taxes payable	**50**	82	**(24)**	11
Future income tax expense	**(12)**	(54)	**66**	48
Other	**131**	11	**206**	111
Cash flows from operations	**1,348**	810	**3,095**	3,440
Financing Activities				
Issue of common shares	**3**	4	**20**	16
Issue of preferred shares	**-**	300	**300**	300
Purchased and cancelled common shares	**(13)**	(15)	**(43)**	(42)
Redemption of preferred shares	**(18)**	(7)	**(30)**	(7)
Issue of subordinated debentures in subsidiary	**-**	-	**336**	-
Repayment of subordinated debentures in subsidiary	**(250)**	-	**(250)**	-
Repayment of debentures and other debt instruments	**-**	*(128)*	**(22)**	*(150)*
Share issue costs	**1**	(6)	**(5)**	(6)
Dividends paid	**(228)**	(195)	**(651)**	(557)
	(505)	(47)	**(345)**	(446)
Investment Activities				
Bond sales and maturities	**7,351**	5,110	**20,683**	18,666
Mortgage loan repayments	**523**	(38)	**1,434**	1,529
Stock sales	**421**	384	**977**	984
Real estate sales	**129**	6	**174**	74
Change in loans to policyholders	**(19)**	(12)	**(239)**	(184)
Change in repurchase agreements	**14**	(163)	**132**	227
Acquisition of business	**-**	22	**-**	22
Investment in bonds	**(7,586)**	(4,904)	**(22,091)**	(19,974)
Investment in mortgage loans	**(847)**	36	**(2,052)**	(1,705)
Investment in stocks	**(380)**	(428)	**(1,018)**	(1,180)
Investment in real estate	**(399)**	(186)	**(515)**	(411)
	(793)	(173)	**(2,515)**	(1,952)
Effect of changes in exchange rates on cash and certificates of deposit	**31**	(168)	**71**	(266)
Increase in cash and certificates of deposit	**81**	422	**306**	776
Cash and certificates of deposit, beginning of period	**3,186**	2,826	**2,961**	2,472
Cash and certificates of deposit, end of period	**$ 3,267**	$ 3,248	**$ 3,267**	$ 3,248

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at September 30, 2006 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2005.

(b) Certain of 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Net Investment Income

Net investment income is comprised of the following:

	For the three months ended September 30, 2006				
	Investment income earned	**Amortization of net realized and unrealized gains**	**Provision for credit losses**	**Investment expenses**	**Net investment income**
Bonds	**$ 1,009**	**$ 61**	**$ 2**	**$ -**	**$ 1,072**
Mortgage loans	**219**	**11**	**-**	**-**	**230**
Stocks	**33**	**61**	**-**	**-**	**94**
Real estate	**29**	**17**	**-**	**-**	**46**
Other	**153**	**-**	**-**	**(18)**	**135**
	$ 1,443	**$ 150**	**$ 2**	**$ (18)**	**$ 1,577**

	For the three months ended September 30, 2005				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 831	$ 60	$ (5)	$ -	$ 886
Mortgage loans	220	14	2	-	236
Stocks	17	81	-	-	98
Real estate	22	14	-	-	36
Other	154	-	-	(14)	140
	$ 1,244	$ 169	$ (3)	$ (14)	$ 1,396

	For the nine months ended September 30, 2006				
	Investment income earned	**Amortization of net realized and unrealized gains**	**Provision for credit losses**	**Investment expenses**	**Net investment income**
Bonds	**$ 2,818**	**$ 185**	**$ 8**	**$ -**	**$ 3,011**
Mortgage loans	**650**	**35**	**1**	**-**	**686**
Stocks	**98**	**185**	**-**	**-**	**283**
Real estate	**83**	**46**	**-**	**-**	**129**
Other	**359**	**-**	**-**	**(52)**	**307**
	$ 4,008	**$ 451**	**$ 9**	**$ (52)**	**$ 4,416**

	For the nine months ended September 30, 2005				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 2,398	$ 191	$ 14	$ -	$ 2,603
Mortgage loans	666	41	17	-	724
Stocks	91	169	-	-	260
Real estate	97	33	-	-	130
Other	339	-	-	(41)	298
	$ 3,591	$ 434	$ 31	$ (41)	$ 4,015

3. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments together with distributions and interest on capital trust securities and debentures and preferred shares classified as liabilities.

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Interest on long-term debentures and other debt instruments	**$ 32**	$ 30	**$ 89**	$ 89
Preferred share dividends	**9**	10	**28**	29
Interest on capital trust debentures	**13**	13	**37**	37
Other	**4**	-	**7**	-
Distributions on capital trust securities held by consolidated group as temporary investments	**(4)**	(4)	**(9)**	(9)
Total	**$ 54**	$ 49	**$ 152**	$ 146

4. Other Assets

Other assets consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Premiums in course of collection	$ 565	$ 623	$ 510
Interest due and accrued	1,059	893	973
Future income taxes	304	363	424
Fixed assets	255	279	264
Prepaid expenses	73	76	68
Accounts receivable	650	716	732
Accrued pension asset	192	179	194
Other	548	316	358
	$ 3,646	$ 3,445	$ 3,523

5. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Short term			
Commercial paper and other short term debt instruments with interest rates from 5.2% to 5.3% (4.0% to 5.0% in 2005)	**$ 106**	$ 112	$ 110
Revolving credit in respect of reinsurance business with interest rates from 6.0% to 6.1% maturing within one year (5.0% to 5.2% in 2005)	**2**	14	15
Total short term	**108**	126	125
Long term			
Operating:			
Notes payable with interest rate of 8.0%	**8**	9	9
Capital:			
Lifeco			
6.75% Debentures due August 10, 2015, unsecured	**200**	200	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200	200
6.74% Debentures due November 24, 2031, unsecured	**200**	200	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400	400
	1,000	1,000	1,000
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**-**	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**200**	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	**100**	100	100
Acquisition related fair market value adjustment	**5**	13	31
	305	563	581
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	**196**	205	207
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	**336**	-	-
Total long term	**1,845**	1,777	1,797
Total debentures and other debt instruments	**$ 1,953**	$ 1,903	$ 1,922

On September 19, 2006 The Canada Life Assurance Company (Canada Life) repaid the $250 principal of the 8% subordinated debentures.

During the second quarter of 2006, the Company issued $336 (U.S. $300) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through it's wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

6. Other Liabilities

Other liabilities consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Current income taxes	$ 351	$ 374	$ 415
Accounts payable	400	511	541
Liability for restructuring costs	-	-	22
Post retirement benefits provision	519	508	496
Bank overdraft	424	449	532
Future income taxes	314	317	290
Security purchase payable (note 13)	1,568	-	-
Other	2,377	2,072	2,126
	$ 5,953	$ 4,231	$ 4,422

7. Capital Trust Securities and Debentures

	September 30, 2006	December 31, 2005	September 30, 2005
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	$ 350	$ 350	$ 350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150	150
	800	800	800
Acquisition related fair market value adjustment	32	34	35
Capital trust securities held by consolidated group as temporary investments	(185)	(186)	(186)
Total	$ 647	$ 648	$ 649

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

8. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at September 30, 2006 and September 30, 2005.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Participating account				
Net income attributable to participating account before policyholder dividends				
Great-West Life	**$ 29**	$ 22	**$ 88**	$ 82
London Life	**170**	155	**522**	459
Canada Life	**47**	44	**139**	134
GWL&A	**26**	32	**95**	112
Policyholder dividends				
Great-West Life	**(27)**	(25)	**(78)**	(73)
London Life	**(145)**	(139)	**(425)**	(406)
Canada Life	**(45)**	(40)	**(135)**	(129)
GWL&A	**(24)**	(30)	**(88)**	(107)
Net income	**31**	19	**118**	72
Preferred shareholder dividends of subsidiaries	**5**	5	**14**	14
Total	**$ 36**	$ 24	**$ 132**	$ 86

(b) The carrying value of non-controlling interests consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Participating account surplus:			
Great-West Life	**$ 382**	$ 372	$ 369
London Life	**1,243**	1,151	1,132
Canada Life	**29**	25	20
GWL&A	**191**	193	195
	$ 1,845	$ 1,741	$ 1,716
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**10**	12	12
	$ 155	$ 157	$ 157

9. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,
Unlimited Common Shares

Issued and outstanding

	September 30, 2006		December 31, 2005		September 30, 2005	
	Number	**Stated value**	Number	Stated value	Number	Stated value
Preferred shares:						
Classified as liabilities						
Series D, 4.70% Non-Cumulative First Preferred Shares	**7,978,900**	**$ 199**	7,978,900	$ 199	7,995,700	$ 200
Series E, 4.80% Non-Cumulative First Preferred Shares	**22,422,215**	**561**	23,499,915	588	23,866,115	597
	30,401,115	**$ 760**	31,478,815	$ 787	31,861,815	$ 797
Perpetual preferred shares:						
Classified as equity						
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series I, 4.50% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	-	-	-	-
	43,957,001	**$ 1,099**	31,957,001	$ 799	31,957,001	$ 799
Common shares:						
Balance, beginning of year	**890,689,076**	**$ 4,660**	890,592,348	$ 4,651	890,592,348	$ 4,651
Purchased and cancelled under Normal Course Issuer Bid	**(1,511,300)**	**(7)**	(2,012,600)	(11)	(1,493,100)	(8)
Issued under Stock Option Plan	**1,911,667**	**20**	2,109,328	20	1,787,030	16
Balance, end of period	**891,089,443**	**$ 4,673**	890,689,076	$ 4,660	890,886,278	$ 4,659

During the second quarter of 2006, the Company issued 12,000,000 Series I, 4.50% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after June 30, 2011, for $25 per share plus a premium if the shares are redeemed before June 30, 2015.

During the nine months ended September 30, 2006, 1,077,700 Series E 4.80% Non-Cumulative First Preferred Shares were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $30 or an average of $27.37 per share. The price in excess of stated value was charged to income.

10. Stock Based Compensation

No options were granted under the Company's stock option plan during the third quarter of 2006 and 50,000 options were granted during the second quarter of 2006 (100,000 options were granted during the first quarter of 2005 and no options were granted during the second or third quarter of 2005). The weighted-average fair value of options granted during the nine months ended September 30, 2006 were $5.48 per option ($6.68 per option during the nine months ended September 30, 2005).

Compensation expense of $8 after tax has been recognized in the Summary of Consolidated Operations for the nine months ended September 30, 2006 ($6 after tax for the nine months ended September 30, 2005).

11. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Pension benefits	**$ 17**	$ 20	**$ 54**	$ 53
Other benefits	**4**	11	**16**	33
Total	**$ 21**	$ 31	**$ 70**	$ 86

12. Earnings Per Common Share

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
a) Earnings				
Net income - common shareholders	**$ 477**	$ 421	**$ 1,384**	$ 1,286
b) Number of common shares				
Average number of common shares outstanding			**891,036,927**	891,001,423
Add:				
-Potential exercise of outstanding stock options			**6,523,709**	8,017,290
Average number of common shares outstanding - diluted basis			**897,560,636**	899,018,713
Earnings per common share				
Basic	**$ 0.537**	$ 0.472	**$ 1.554**	$ 1.443
Diluted	**$ 0.532**	$ 0.468	**$ 1.542**	$ 1.430

13. Acquisitions

(a) During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to the Company and the transfer is expected to be completed in the first quarter of 2007 subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.5 billion (£4.6 billion) on the consolidated balance sheet at September 30, 2006.

(b) During the second quarter of 2006, GWL&A, entered into a reinsurance agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction closed on October 2, 2006, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (U.S. $1.4 billion) on the consolidated balance sheet. In addition, the Company will receive fee income by providing administrative services and recordkeeping functions on approximately $7.1 billion (U.S. $6.3 billion) of participant account values.

In anticipation of a large receipt of cash in early October associated with the above transaction, the Company purchased approximately $1.6 billion (U.S. $1.4 billion) of U.S. government securities at close of business on September 29, 2006 in order to fix the interest rate earned. These purchases coincided with the pricing of the reinsurance transaction which settled on October 2, 2006. The securities purchases settled in early October. The transaction resulted in an increase in invested assets and a corresponding increase in other liabilities of approximately $1.6 billion (U.S. $1.4 billion) at September 30, 2006.

(c) On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Company.

14. Reinsurance Transaction

During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 associated with the transaction have been recorded in the Summary of Consolidated Operations as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $557 to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

15. Segmented Information

Consolidated Operations

For the three months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,563	$ 1,261	$ 1,508	$ -	$ 4,332
Net investment income	695	339	516	27	1,577
Fee and other income	220	283	155	-	658
Total income	2,478	1,883	2,179	27	6,567
Benefits and expenses:					
Paid or credited to policyholders	1,614	1,420	1,837	-	4,871
Other	509	287	181	1	978
Amortization of finite life intangible assets	4	-	1	-	5
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	351	176	160	26	713
Income taxes	89	52	24	21	186
Net income before non-controlling interests	262	124	136	5	527
Non-controlling interests	30	2	4	-	36
Net income - shareholders	232	122	132	5	491
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 221	$ 122	$ 129	$ 5	$ 477

GREAT-WEST
LIFECO INC.

For the three months ended September 30, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,451	$ 553	$ 1,182	$ -	$ 3,186
Net investment income	695	367	337	(3)	1,396
Fee and other income	198	285	123	-	606
Total income	2,344	1,205	1,642	(3)	5,188
Benefits and expenses:					
Paid or credited to policyholders	1,540	719	1,391	-	3,650
Other	488	288	159	1	936
Amortization of finite life intangible assets	3	-	2	-	5
Restructuring costs	-	-	-	4	4
Net operating income before income taxes	313	198	90	(8)	593
Income taxes	81	45	14	-	140
Net income before non-controlling interests	232	153	76	(8)	453
Non-controlling interests	21	2	1	-	24
Net income - shareholders	211	151	75	(8)	429
Perpetual preferred share dividends	8	-	-	-	8
Net income - common shareholders	$ 203	$ 151	$ 75	$ (8)	$ 421

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,774	$ 2,630	$ 5,067	$ -	$ 12,471
Net investment income	2,065	1,011	1,313	27	4,416
Fee and other income	659	870	453	-	1,982
Total income	7,498	4,511	6,833	27	18,869
Benefits and expenses:					
Paid or credited to policyholders	4,759	3,101	5,971	-	13,831
Other	1,656	862	458	3	2,979
Amortization of finite life intangible assets	11	-	3	-	14
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	1,072	548	401	24	2,045
Income taxes	262	157	43	29	491
Net income before non-controlling interests	810	391	358	(5)	1,554
Non-controlling interests	108	8	16	-	132
Net income - shareholders	702	383	342	(5)	1,422
Perpetual preferred share dividends	32	-	6	-	38
Net income - common shareholders	$ 670	$ 383	$ 336	$ (5)	$ 1,384

GREAT-WEST LIFECO INC.

For the nine months ended September 30, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,553	$ 2,329	$ 4,648	$ -	$ 11,530
Net investment income	2,072	1,123	829	(9)	4,015
Fee and other income	576	875	357	-	1,808
Total income	7,201	4,327	5,834	(9)	17,353
Benefits and expenses:					
Paid or credited to policyholders	4,725	2,807	5,015	-	12,547
Other	1,564	900	468	3	2,935
Amortization of finite life intangible assets	10	-	4	-	14
Restructuring costs	-	-	-	22	22
Net operating income before income taxes	902	620	347	(34)	1,835
Income taxes	205	170	62	4	441
Net income before non-controlling interests	697	450	285	(38)	1,394
Non-controlling interests	73	5	8	-	86
Net income - shareholders	624	445	277	(38)	1,308
Perpetual preferred share dividends	22	-	-	-	22
Net income - common shareholders	$ 602	$ 445	$ 277	$ (38)	$ 1,286